EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the year ended March 31, 2013

Dated as at June 27, 2013

SILVERCORP METALS INC.

(“Silvercorp” or the “Company”)

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

ITEM 1	GENERAL	3
1.1	Date of Information	3
1.2	Forward Looking Statements	3
1.3	Currency	6
ITEM 2	CORPORATE STRUCTURE	6
2.1	Names, Address and Incorporation	6
2.2	Intercorporate Relationships	7
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	8
3.1	Business of Silvercorp	8
3.2	The Company’s Strategic Vision	9
3.3	Three Year History of Project Development	9
3.4	Other Matters	14
ITEM 4	DESCRIPTION OF THE BUSINESS	14
4.1	General	14
4.2	Chinese Mining Law	17
4.3	Risk Factors	17
ITEM 5	MINERAL PROPERTIES	28
5.1	SGX Mine, Henan Province, China.	28
5.2	GC Mine	50
ITEM 6	DIVIDENDS	72
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	72
ITEM 8	MARKET FOR SECURITIES	74
ITEM 9	ESCROWED SECURITIES	75
ITEM 10	DIRECTORS & OFFICERS	75
ITEM 11	AUDIT COMMITTEE	78
ITEM 12	PROMOTERS	80
ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	80
ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81
ITEM 15	TRANSFER AGENTS AND REGISTRARS	81
ITEM 16	MATERIAL CONTRACTS	81
ITEM 17	INTERESTS OF EXPERTS	81
ITEM 18	ADDITIONAL INFORMATION	83
ITEM 19	SCHEDULE “A”	84

ITEM 1	GENERAL

1.1	Date of Information

All information in this Annual Information Form is as of March 31, 2013, unless otherwise indicated.

1.2	Forward Looking Statements

Certain of the statements and information in this Annual Information Form (“AIF”) for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties;

  estimated production from the Company’s mines in the Ying Mining District (defined herein);

  timing of receipt of regulatory approvals;

  availability of funds from production to finance the Company’s operations; and

  access to and availability of funding for future construction and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to:

  fluctuating commodity prices;

  estimation of mineral resources, reserves and mineralization and precious and base metal recovery;

  interpretations and assumptions of mineral resource and mineral reserve estimates;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licences;

  title to properties;

  First Nations title claims and rights;

  property interests;

  joint venture partners;

  acquisition of commercially mineable mineral rights;

  financing;

  recent market events and conditions;

  economic factors affecting the Company;

  timing, estimated amount, capital and operating expenditures and economic returns of future production;

  integration of future acquisitions into the Company’s existing operations;

  competition;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks;

  foreign exchange rate fluctuations;

  insurance;

  risks and hazards of mining operations;

  dependence on management and key personnel;

  conflicts of interest;

  internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and

  bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) “Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines” (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and mineral resource and mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained metal” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

1.3	Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “C$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in U.S. dollars, as quoted by the Bank of Canada:

	Year Ended March 31,

	2013	2012	2011

High	1.0299	1.0583	1.0324

Low	0.9599	0.9430	0.9278

Average	0.9987	1.0070	0.9840

Period End	0.9846	1.0009	1.0290

The exchange rate for one Canadian dollar expressed in U.S. dollars based upon the noon buying rate on June 27, 2013 provided by the Bank of Canada was $0.9542.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in Chinese Renminbi, as quoted by the Bank of Canada:

	Year Ended March 31,

	2013	2012	2011

High	6.5147	6.8681	6.8540

Low	6.0277	6.0132	6.3371

Average	6.2792	6.4390	6.6004

Period End	6.1200	6.3052	6.7340

The exchange rate for one Canadian dollar expressed in Chinese Renminbi (“RMB”) based upon the noon buying rate on June 27, 2013 provided by the Bank of Canada was RMB 5.8685.

ITEM 2	CORPORATE STRUCTURE

2.1	Names, Address and Incorporation

 Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders (a) approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia); and (b) passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.”

The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”), each under the symbol “SVM”, and the Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and New Brunswick.

2.2	Intercorporate Relationships

The corporate structure of the Company and its subsidiaries as at the date of this AIF is as follows:

The Company has acquired a number of mineral property interests in China and one property in British Columbia during the past several years.

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”), which was incorporated on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune beneficially owns 100% of the following material subsidiary companies:

a)

Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of the British Virgin Islands (the “BVI”) and continued into Barbados on August 27, 2009. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (the “SGX Mine”); and (ii) the silver and lead project in Tieluping (the “TLP Mine”) and (iii) the XHP and XBG mines (the “X-Mines”).

b)

Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned a 70% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company holding the project in Houpinggou and the project in Longmeng (collectively, the “HPG & LM Mines”) in Henan Province. In May 2010, Victor Resources acquired shares from the minority shareholder of Henan Huawei and increased its ownership interest to 80%.

c)

Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. and a 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), the Chinese company that held the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC Mine”) in Guangdong Province.

d)

Fortune Copper Limited was incorporated on August 23, 2002. It holds a 100% interest in Wonder Success Limited, a Hong Kong Company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP Mine in Hunan Province.

e)

Guangdong Found Mining Company Limited (“Guangdong Found”) was incorporated in December 2008 as the designated joint venture operating company of the GC Mine. Anhui Yangtze owns 5% of Guangdong Found and Yangtze HK owns 90% of Guangdong Found, respectively. Guangdong Found has a 100% beneficial interest in the GC Mine.

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

The Company is also the sole shareholder of 0875786 B.C. Ltd. which was incorporated on March 10, 2010, and holds a 100% interest in the Silvertip Project in British Columbia, Canada.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Business of Silvercorp

Silvercorp operates, develops, acquires and explores for silver mineral properties in China and Canada. Silvercorp is China’s largest primary silver producer. Currently, the Company is operating and developing four silver, lead and zinc mines in an area (the “Ying Mining District”) encompassing the

Ying Mine (the “SGX Mine”), the TLP Mine, and the HPG and LM Mines (collectively, the “Ying Projects”). The Company’s other material property is the GC Mine (defined herein) in Guangdong Province at which the Company substantially completed construction of the mine (the “GC Mine”) and began trial mining and processing during the fiscal year ended March 31, 2013 (“Fiscal 2013”). Initial production at the GC Mine is expected to commence in Fiscal 2014. In February, 2010, Silvercorp acquired the advanced exploration-stage Silvertip silver, lead and zinc project in northern British Columbia, Canada. In January 2011 Silvercorp acquired the BYP gold – lead zinc mine in Hunan Province, China (the “BYP Mine”). The Company completed preparation work for the construction of a shaft with a total depth of 265m at the BYP Mine during Fiscal 2013, with ongoing work including the installation of shaft equipment and construction of a head frame. The construction of a 1,500 tonnes per day (“t/d”) tailings-backfill facility is expected to be completed in the first quarter of the fiscal year ended March 31, 2014 (“Fiscal 2014”). In August and December 2011, Silvercorp, through Henan Found, acquired a 90% interest in the XBG Mine, and 100% interest in the XHP Mine (collectively, the “X-Mines”). Both mines are located approximately a three hour drive from the Ying Mining District.

3.2	The Company’s Strategic Vision

Silvercorp has built a record of success by formulating and executing a distinct long-term strategy characterized by three key steps. First, Silvercorp focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. It seeks out higher grade, underground, precious metals projects that may be too small for large companies and too large for juniors. Second, Silvercorp focuses on quickly developing high-margin operations with reasonable development capital profiles to generate cash flow before the project’s full resource potential is fully drilled. Third, the cash flow Silvercorp generates from its early operations are used to fund further exploration, resource expansion and production growth.

This strategy, with its focus on early production, provides earlier benefits to: (i) local communities through increased employment opportunities, (ii) local governments through payment of taxes, (iii) local joint venture partners through profit sharing, and (iv) Company shareholders through less dilution. The early benefits help build a base of strong stakeholder support necessary for further project growth.

In Fiscal 2013, the Company re-negotiated contracts with eight mining contractors at the Ying Projects, with updated fees to reflect a change in mining method (the “Ying Strategy”). The Ying Strategy increases the use of the lower cost shrinkage method to 75% and reduces the use of the higher cost re-suing method to 25% for expected ore production of 900,000 tonnes in Fiscal 2014. The new contracts under the Ying Strategy are expected to provide a reduction in total mining cost.

3.3	Three Year History of Project Development

Since 2003, when the Company changed its focus to mineral exploration in China, Silvercorp has been actively acquiring mineral properties in China and more recently, has pursued growth opportunities in other jurisdictions. Production at the Ying Mine commenced on April 1, 2006, and since that time, three of the Company’s other properties in Henan Province, China have commenced production.

The year ended March 31, 2013, the Company had an annual production of 4.97 million ounces of silver. The Company also produced 53.9 million pounds of lead and 12.4 million pounds of zinc during the same period.

The following table summarizes the total metal production in each period under review.

		Years Ended March 31,
	2013	2012	2011

Silver (‘000s ounces)	4,973	5,618	5,300

Gold (‘000s ounces)	12.5	8.8	3.2

Lead (‘000s pounds)	53,898	72,804	69,011

Zinc (‘000s pounds)	12,377	13,749	16,343

Production
Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP and LM) and is the Company’s primary source of production.

In Fiscal 2013, the total ore mined at the Ying Mining District was 776,846 tonnes, of which 8,336 tonnes was direct smelting ore, an increase of 17% compared to total ore production of 662,572 tonnes, of which 12,599 tonnes was direct smelting ore, in Fiscal 2012. The increased ore production is attributable to the effects of the change in mining strategy and an increase in production from the HPG, TLP, and LM satellite mines. Production from the satellite mines in Fiscal 2013 represented 40% of total production at the Ying Mining District compared to 29% in Fiscal 2012.

In Fiscal 2013, head grades at the Ying Mining District were 220 grams per tonne (“g/t”) for silver, 3.3% for lead, and 1.0% for zinc, compared to 287 g/t for silver, 5.2% for lead and 1.4% for zinc, respectively, in Fiscal 2012.

In Fiscal 2013, the Ying Mining District produced 4.94 million ounces of silver, 4,153 ounces of gold, 52.2 million pounds of lead, and 11.2 million pounds of zinc, compared to 5.61 million ounces of silver, 3,595 ounces of gold, 72.4 million pounds of lead, and 13.5 million pounds of zinc in Fiscal 2012.

The overall decrease in head grades and metal production compared to the prior year is due to:

  the implementation of the change in mining strategy at the Ying Mining District, which resulted in more ore production but at reduced head grades for silver, lead and zinc;

  an increase in production from the satellite mines (HPG, TLP, and LM mines), which represented 40% of total production at the Ying Mining District;

  power interruptions during the first and third quarters of Fiscal 2013 interrupted production for a total of 10 days; and

  mechanical problems with one of the shafts at the SGX mine which negatively impacted production for 20 days during the second quarter of Fiscal 2013.

As noted in the 2012 NI 43-101 Technical Report for the Ying Mining District, cut-off grades were reduced from 300 g/t silver-equivalent (“AgEq”) at the SGX mine and 150 g/t AgEq at the TLP, HPG and LM mines to 150 g/t AgEq at the SGX mine and 110 g/t AgEq at the TLP, HPG and LM mines, respectively. The reduction of cut-off grades takes into consideration the updated metal prices and cost parameters, which resulted in additional resources becoming economic to mine. Therefore, in the third quarter of Fiscal 2013, the Company began to implement a new mining strategy in consideration of the lower cut-off grade and increased mining width.

Historically, the Company’s mining strategy predominantly relied on the re-suing mining method (suitable for mining narrow veins under 0.8 metres (“m”)) which accounted for approximately 60% of ore mined with the remaining 40% using the shrinkage method (suitable for mining wide stopes ranging from 0.8m to 3m). The change in mining strategy to the Ying Strategy will gradually reduce the use of the re-suing method to approximately 25% and increase the use of the shrinkage method to approximately 75%. In April 2013, the Company has reduced the use of the re-suing method to 40% and increased the use of the shrinkage method to 60%.

The long-term benefits of this change in mining strategy are expected to be increased mine life, lower cash mining cost per tonne, less capital expenditure required for tunnel development, higher production capacity and increased operational efficiency.

Additionally, as contractor fees needed to be adjusted to reflect the change in mining strategy, contract renewal negotiations for the Company’s eight mining contractor teams took longer than expected. The prolonged contract renegotiation process directly impacted production rates in the fourth quarter of Fiscal 2013. Since then, all contracts have been successfully renewed and the production rate has returned to levels required to achieve the Company’s Fiscal 2014 annual production guidance.

In Fiscal 2013, total and cash mining costs per tonne were $66.62 and $55.94 compared to $64.70 and $51.60 in Fiscal 2012, respectively. The overall increase in cash mining costs per tonne was mainly due to the following: (i) an increase in labour costs for the Company’s employees of approximately $1.60 per tonne, (ii) an increase in mining administration costs of $1.00 per tonne, (iii) an increase in mining preparation and infill drilling costs of $1.62 per tonne, and (iii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.00 per tonne. The aforementioned mining preparation and infill drilling were necessary to implement the change in mining strategy.

Non-cash mining costs per tonne decreased slightly as the higher tonnage of ore mined diluted the total depletion (calculated based on metals produced) on a per tonne basis.

In Fiscal 2013, total ore milled was 774,534 tonnes, an increase of 16% compared to 667,094 tonnes in Fiscal 2012. In Fiscal 2013, cash milling costs were $13.56 compared to $14.13 in Fiscal 2012. The slight decrease is attributable to the increased tonnage milled.
BYP Mine

In Fiscal 2013, the total ore mined was 109,093 tonnes compared to 91,128 tonnes in Fiscal 2012. In Fiscal 2013, the Company produced and sold 8,068 ounces of gold compared to 5,064 ounces of gold in Fiscal 2012.

Gold head grade for Fiscal 2013 was 3.1 g/t compared to 2.4 g/t in Fiscal 2012. The increase in gold head grade contributed to higher gold metal production in the current fiscal year.

Development and Exploration

Capitalized Exploration and Development Expenditures

In Fiscal 2013, exploration and development expenditures for the Ying Mining District were $33.3 million compared to $28.7 million in Fiscal 2012.

SGX Mine

As at the end of Fiscal 2013, the Company had completed over 1,800m of the 5,200m ramp at the SGX mine. The ramp is designed to follow the main S7-1 and S8 veins from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts to provide ventilation and access. The Company expects to complete construction of the ramp in calendar year 2015. As construction progresses, the ramp is expected to increase production capacity at the SGX mine with effect from the second quarter of Fiscal 2014.

In Fiscal 2013, the Company also developed 31,600m of horizontal tunnels and completed 63,000m of underground drilling at the SGX mine.

During the year, to support the ongoing expansion work at the SGX mine, the Company has completed the design work for a new 5,000 square metre (“m2”) surface facility which will include offices and dormitories. Site preparation work (roads, power, and water) has been completed while construction for the first phase of the surface facilities began at the end of March 2013.
LM Mine and LM Mine West

At the end of Fiscal 2013, the Company completed nearly 1,700m of the development work for a 4,800m access ramp at the LM Mine West (“LM West”). The ramp was collared at the 980m elevation and is designed to provide access to veins LM7, LM8, LM10, LM11, LM12, LM13 at the northern end of LM West and veins LM14, LM16, and LM17 at the southern end of LM West. The upper portion of the ramp has already been connected to existing tunnels at LM West resulting in improved tunnel ventilation and hauling capacity.

Shaft 969 at LM West is on schedule to become operational in Fiscal 2014 and is expected to commence ore production during the third quarter of Fiscal 2014. Once Shaft 969, the access ramp and all of the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the LM Mine and LM West is expected to be 300,000 tonnes of ore per year.

In Fiscal 2013, the Company also developed 17,300m of decline and horizontal tunnels and completed 49,300m of underground drilling at the LM mine and LM West.

To support the expansion in operations at the LM mine and LM West, the Company has completed the site preparation work for the construction of a 3,000m2 surface facility, including offices and a dormitory building. The Company expects to commence construction in the first half of Fiscal 2014.

TLP Mine

In Fiscal 2013, the Company developed over 19,500m of horizontal tunnels and completed 27,500m of underground drilling.
HPG Mine

In Fiscal 2013, the Company developed over 10,500m of decline and horizontal tunnels and completed 16,000m of underground drilling.

GC Mine

In Fiscal 2013, the Company substantially completed the construction of GC Mine.

The main access ramp totalling 2,210m in length was completed in Fiscal 2013 and has accessed the V2 vein at the +40m, +20m, and 0m elevations. In addition, 1,520m of the 4,600m exploration ramp was completed during Fiscal 2013. Once the exploration ramp is completed, it will provide access to all known veins within a horizontal distance of 250m. The exploration ramp has accessed the V9, V9-1, V9W-1 and V9W-2 veins at the 100m, 50m and 0m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. The exploration ramp has also been connected to the main ramp at the 100m and 0m elevations, as well as the main shaft at the +100m, +50m and 0m elevations to provide ventilation and a safety exit. During the course of Fiscal 2014, the Company will use the main ramp and the exploration ramp access points for mining.

As at the end of Fiscal 2013, 550m of the 628m main shaft was completed down to an elevation of -300m. The shaft is expected to reach its designed elevation of -380m in the second quarter of Fiscal 2014. Installation of the hoist system, including the hoist tower for the shaft is expected to be completed by the beginning of Fiscal 2015.

During Fiscal 2013, the construction of the 1,600 t/d flotation mill was also completed. In March 2013 the Company commenced equipment testing and trial processing to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. Testing is expected to last several months. The construction of the dry stack tailings storage facility and the related safety and environmental protection facilities was completed by the end of March 2013.

To provide sufficient power to the site, the construction of a new power supply system, consisting of a 5.8 kilometre power line, a 110 KV substation, and a 10KV safety backup-circuit was completed in Fiscal 2013. Since then, power at the GC Mine has been supplied through this new system, which has sufficient capacity to support future expansion in production.

To achieve formal commercial production, the Company is required to pass a series of regulatory inspections to ensure it has complied with safety and environmental protection requirements. The Company expects to pass the inspection and to obtain its Safety Production Permit in the third quarter of Fiscal 2014.

In Fiscal 2013, the Company completed 35,500m of diamond drilling using five underground drill rigs and two surface drill rigs currently on site at the GC Mine.

In Fiscal 2013, $15.8 million (Fiscal 2012 - $5.9 million) of exploration and development expenditures were incurred at the GC Mine.
BYP Mine

In Fiscal 2013, the Company completed the preparation work for the construction of a shaft with a total depth of 265m. Ongoing work includes the installation of shaft equipment and construction of the head frame. Once completed, this shaft which will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is expected to be completed in the first quarter of Fiscal 2014.

In Fiscal 2013, exploration and development expenditures at the BYP Mine were $5.7 million compared to $4.0 million in Fiscal 2012.

X-Mines

The X-Mines will continue to focus on an exploration program that will include surface and underground mapping and systematic sampling as well as surface and underground diamond drilling, with the goal of defining an initial NI 43-101 compliant mineral resource. Exploration and mine development at the X-Mines will be partially supported from cash flows generated from limited development ore and existing ore stockpiles.

In Fiscal 2013, exploration and development expenditures at the X-Mines was $7.1 million compared to $2.1 million in Fiscal 2012.

Silvertip Project, British Columbia, Canada

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines by the summer of 2013. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

3.4	Other Matters

2011 Normal Course Issuer Bid

On June 24, 2011, the Company announced a Normal Course Issuer Bid (“NCIB”) which allowed it to acquire up to 10 million of its own common shares. From June 29, 2011 to September 19, 2011, the Company acquired 4,468,012 of its common shares at a cost of $35,275,000. Transaction costs related to the common share acquisitions were $105,000. All common shares purchased under the NCIB were cancelled. As at March 31, 2013, this NCIB was completed.

2012 Normal Course Issuer Bid

On January 29, 2013, the Company announced that the TSX had approved another NCIB by the Company, permitting the Company to acquire up to 8.5 million common shares from February 1, 2013, to January 31, 2014, representing approximately 5% of the Company’s 170,766,058 common shares then issued and outstanding. As at March 31, 2013, the Company had not acquired any of its common shares due to a black-out period trading restriction.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	General

Silvercorp’s principal products and source of sales are silver-bearing lead and zinc concentrates and direct smelting ores. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed financial years, revenues for each category of products that accounted for 10% or more of total consolidated revenues for the applicable financial year are as follows:

	Years ended March 31
In 000s’US$	2013	2012
Silver (Ag)	117,124	156,085
Lead (Pb)	41,689	61,526

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and Silvercorp competes with many companies possessing similar or greater financial and technical resources. Silvercorp’s competitive position is largely dependent on its high profitability, arising from its relatively higher grade resource, particularly at the Ying Mine, and its low production costs in China compared to the costs of other producers outside China. Within China, the Company’s competitive advantage arises from the high grade nature of its concentrates and its proximity to local smelters.

During Fiscal 2013, the Company revisited the reclamation costs for the existing mines and the timing to settle the reclamation liabilities as a result of new environmental regulations in China and the extension of mine lives due to the revised mining plan and updated reserves and resources at the existing mines. The remaining mine lives range from 8 to 23 years, and the cash outflow is expected to occur each year until the reclamation work is completed instead of at the end of the mine lives as estimated in previous years. Although the ultimate reclamation costs to be incurred for the existing mines are uncertain, the Company has increased the estimated undiscounted future value of these costs to $7.3 million as at March 31, 2013.

For the year ended March 31, 2013, Silvercorp had on average over 1,900 employees and approximately 3,000 contractors. The majority of the employees and contractors were working in the Ying Mining District.

Fiscal 2014 Outlook

Production in China

In Fiscal 2014, the Company expects to increase ore production to 1.5 million tonnes, and expects to produce 6.7 million ounces of silver, 20,800 ounces of gold, 104.7 million pounds of lead and zinc, 300,000 pounds of tin and 20.5 million pounds of sulphur.

At the Ying Mining District, production is expected to increase to 900,000 tonnes of ore with grades of

220 gram per tonne (“g/t”) silver, 0.33 g/t gold, 3.4% lead and 1.3% zinc, with expected metal production of 5.9 million ounces of silver, 4,700 ounces of gold, and 80.3 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $65 and $80 per tonne of ore, respectively.

With the newly constructed 110KV power substation now in operation, the GC Mine in Guangdong Province expects to commence initial trial production in 2013. In Fiscal 2014, the Company expects to produce 300,000 tonnes of ore with grades of 100 g/t silver, 0.8% lead and 2.2% zinc, 0.1% tin and 6% sulphur, with expected metal production of 0.74 million ounces of silver, 18.2 million pounds of lead and zinc, 300,000 pounds of tin, and 20.5 million pounds of sulphur. The cash and total production costs are expected to be approximately $45 and $70 per tonne of ore, respectively.

The BYP Mine in Hunan Province is expected to produce 220,000 tonnes of ore, yielding approximately 15,800 ounces of gold. The cash and production costs are expected to be approximately $40 and $75 per tonne of ore, respectively.

At the X-Mines (the XHP and XBG mines), the Company will continue to focus on exploration and mine development, with limited development ore being produced and processed.

Capital Expenditures Budget

The total capital expenditures for Fiscal 2014 are estimated at $86.9 million. Capital investments of $51.9 million, which includes the mine development of shafts and ramps of $19.5 million; land, tailings and reporting and permitting of $7.8 million; office and dormitories of $10.0 million; back-fill facility of $2.0 million; and equipment procurement of $12.6 million. Sustaining capital totaling $35.0 million includes development of tunnels, raises and declines of $24.9 million and exploration programs of $10.1 million. The budget estimate is based on contracts in hand, designs by qualified engineering firms, and the Company’s prior experiences.

Ying Mining District

The capital expenditures for four mines at the Ying Mining District are expected to be $47.6 million, which includes construction of two ramps (3,600m in total) and several vertical shafts (1,000m in total) for $9.7 million; construction of 78,600m of horizontal tunnels, declines and raises for $14.6 million; construction of 18,000m2 of office and dormitory buildings for $8.3 million; tailing improvements and other surface facilities for $1.3 million; and a 170,000m surface and underground drilling program for $7.0 million.

GC Mine

The capital expenditures for Fiscal 2014 are expected to be $28.6 million, which includes the continued construction of two ramps and the main shaft for $9.5 million; construction of 9,850m of horizontal tunnels and raises for $6.4 million; construction of a tailings back-fill system for $2.0 million; the completion of the mill, tailings storage, office, accommodation and other surface facilities for $7.3 million; procurement of mine equipment for $1.8 million; and a 48,000m surface and underground drilling program.

BYP Mine

At the BYP Mine, the capital expenditures for Fiscal 2014 are expected to be $7.8 million which includes mill expansion from 500 to 1,000 tonnes per day, 8,400m of tunnels for mine development, a tailings back-fill facility and concentrate thickeners, and 4,600m of underground in-fill drilling program.

X-Mines

Capital expenditures at the X-Mines is budgeted at $2.9 million for Fiscal 2014, which includes $1.2 million for mine development, $1.2 million for surface and underground drilling, and $0.5 million for equipment procurement and surface facilities.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China.

Growth by Exploration and Acquisition

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects. In addition, the Company continues to pursue in China and other jurisdictions future growth opportunities by evaluating the acquisition of exploration, development or production assets or the acquisition of or merger with other entities. The Company often engages in discussions with respect to such possible opportunities. At any time, discussions and activities can be in progress on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

4.2	Chinese Mining Law

Currently, all of the Company’s producing properties are located in China. Under the laws of China, mineral resources are owned by the State, and in the past, it has been state-owned enterprises which have been the principal force in the development of mineral resources. A new Mineral Resources Law became effective on January 1, 1997, and three regulations were promulgated on February 12, 1998. The new law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

4.3	Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

Fluctuating commodity prices

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange as quoted at www.shmet.com, while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration-stage or development-stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Estimation of mineral resources, reserves and mineralization and metal recovery

There is a degree of uncertainty attributable to the estimation of mineral resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of resources, reserves and mineralization may vary depending on metal prices. Any material change in quantity of resources, mineralization, or grade may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Interpretations and assumptions of mineral resource and mineral reserve estimates

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. There can be no assurance that:

  these estimates will be accurate;

  mineral reserve, resource or other mineralization figures will be accurate; or

  the mineralization could be mined or processed profitably.

The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines.

There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production.

Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the

Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Economic factors affecting the Company

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the volatility of silver, lead and zinc prices would impact the Company’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated.

In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company acquired the XBG and XHP mines in August 2011 and November 2011, respectively and may make selected acquisitions in the future. If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  integrating the operations of an acquired business or property in a timely and efficient manner;

  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash flow if such acquisitions involve cash consideration or existing shareholders may experience dilution if such acquisitions involve share consideration.

The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Feasibility and engineering reports

There is a potential for delays in exploration or the completion of feasibility studies that may adversely impact the Company. The Company has received mining permits from the Department of Land and Resources of Henan Province and has commenced mining operations in the Ying Mining District in accordance with the mining permits. While the Company is preparing a feasibility study on the GC Mine, to date, the Company has not completed a formal feasibility study of any of its material properties in China, which might otherwise be prepared for a mineral property located in North America.

Permits and licenses

All mineral resources and mineral reserves of the Company are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted to the Company in a timely manner, or at all.

Title to properties

With respect to the Company’s Chinese properties only, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

Property interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.

Joint venture partners

The Company’s interests in various properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish mineral reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit the Company’s business strategy;

  negotiating acceptable terms with the seller of the business or property to be acquired; and

  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

First Nations title claims and rights

Governments in many jurisdictions must consult with multiple First Nations and other aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment, contracting, profit sharing, and other matters in impact and benefit agreements. This may affect our ability, the timing and costs of developing the Silvertip Project. The risk of unforeseen First Nations title claims also could affect future operations, development projects and future acquisitions. In particular, there can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Silvertip Project. These requirements may affect our ability to expand or transfer existing operations or to develop existing or new projects.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of such ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower and drill rigs. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

The majority of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even if the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

The majority of the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Regulatory environment in China and Canada

The Company conducts operations primarily in China and is developing the Silvertip Project in northern British Columbia, Canada. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection, mine safety, consultation with First Nations in Canada and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions there under and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Further, all phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Dependence on management and key personnel

The executive directors and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retraining skilled and experienced personnel.

Foreign exchange rate fluctuations

In the past, the Company has raised its equity and maintained its accounts in Canadian dollars but now reports in US dollars. Going forward, operations carried out in non-US currency, including the Canadian dollar or the Chinese Renminbi, could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

  environmental hazards;

  discharge of pollutants or hazardous chemicals;

  industrial accidents;

  failure of processing and mining equipment;

  labour disputes;

  supply problems and delays;

  encountering unusual or unexpected geologic formations or other geological or grade problems;

  encountering unanticipated ground or water conditions;

  cave-ins, pit wall failures, flooding, rock bursts and fire;

  periodic interruptions due to inclement or hazardous weather conditions;

  equipment breakdown;

  other unanticipated difficulties with or interruptions in development, construction or production; and

  other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Conflicts of interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in Fiscal 2013. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2013, and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

The Company's consolidated audited financial statements for Fiscal 2013 included an unqualified report of its independent auditors that the Company had maintained effective internal control over financial reporting as at March 31, 2013. Nonetheless the Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley Act (“SOX”). The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Outcome of current or future litigation or regulatory actions

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceeds, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the state(s) in the U.S. or the equivalent laws of other jurisdictions of residence.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China and Canada. As at March 31, 2013, these properties were carried on the Company’s balance sheet as assets with a book value of approximately $316.7 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future exploration plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2013:

(a)	the SGX Mine, Ying Mining District, Henan Province, China; and

(b)	the GC Mine, Guangdong Province, China.

5.1	SGX Mine, Henan Province, China.

Except as otherwise stated, the information in this section is based on a revised technical report titled

“Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China” (the “Revised Ying Report”) dated effective May 1, 2012, and prepared by P. R. Stephenson, P.Geo, H. A. Smith, P.Eng, A. Riles, MAIG, and M. Molavi, P.Eng. of AMC Mining Consultants (Canada) Ltd. (“AMC”) on April 30, 2013. The Revised Ying Report revises the previous technical report of the same title, and effective date, filed on June 15, 2012, and prepared by P. R. Stephenson, P.Geo, B.J. O’Connor,

P.Geo, H. A. Smith, P.Eng, A. Riles, MAIG, and M. Molavi, P.Eng. of AMC. Portions of the following information are based on the assumptions, qualifications and procedures in the Revised Ying Report which are not fully described herein. References should be made to the full text of the Revised Ying Report which is available for review on SEDAR at www.sedar.com.

None of the changes made in the Revised Ying Report materially affect AMC’s opinions, conclusions or recommendations, and the effective date remains May 1, 2012. The revisions have been made to show the inclusion of hand-sorted ore in the production reporting for years 2009 to 2011 (not included in the original Ying Report). The Revised Ying Report also corrects minor, non-material tonnes and grade errors in the reporting of some resource, reserve and Life of Mine (LOM) production estimates. A summary paragraph describing the factors involved in the conversion of mineral resources to mineral reserves has also been added in the Revised Ying Report, along with a mineral resources to mineral reserves conversion breakdown table for the SGX Mine.

Project Description and Location

The Ying Mining District is situated in western Henan Province near the town of Luoning in central China. Silvercorp uses the term “Ying Mining District” to describe a 100 sq. km size rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block,

Silvercorp has three principal operations comprised of five mining projects. The SGX Mine is covered by exploration and mining permits totalling approximately 58 square kilometres (“km2”). Silvercorp, through wholly owned subsidiaries, has effective interests of 77.5% in the SGX Mine and TLP mines, and 80% in the HPG and LM Mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area.

Silver-lead-zinc mineralization in the Ying Mining District has been known and intermittently mined for the last several hundred years. Silvercorp acquired an interest in the SGX Mine in 2004, the HPG Mine in 2006, and the TLP / LM Mines in late 2007. Annual production has ramped up substantially in recent years, reaching 647,000t of ore in 2011.

Silvercorp has all the required permits for its operations on the Ying Projects. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Five safety certificates and five environmental certificates have been issued by the relevant government departments, for each of which there is a related mine development/utilization and soil/water conservation program, and rehabilitation plan. The Ying Projects are covered by exploration and mining permits totaling approximately 58 sq. km, as listed in the following Table 1.

Table 1 Exploration and Mining Permits, Ying Project

Permit type	Permit No.	Expiration Date	Sq. km
Mining	C4100002009093210038549 Yuelianggou (SGX)	September 2014 [1]	19.83
Exploration	T01120090602030965 Ximiao-Leileisi Au project	June 6, 2013[2]	12.34

Permit type	Permit No.	Expiration Date	Sq. km
Exploration	T41120080102001028 Luoning County Sidaogou – Lushi County Lijiagou Ag project	January 29, 2013 [3]	19.70
Exploration	T41120080802013284 Dong Cao Gou Au project	October 1, 2011 [4]	6.39
		Mining Permit total	19.83
		Exploration Permit total	38.43
		Total	58.26

Notes:

1)

Department of Land and Resources of Henan Province approved an application by Henan Found on September 30, 2009 for an integrated mining license to combine three Exploration Permits, namely Exploration Permit No. 4100000740232 (Qiaogoubei Ag Project), Exploration Permit No. 4100000640561 (Qiaogou Ag Project) and Exploration Permit No. 0100000520145 (Shagou Ag Project) with Mining Permit No. 4100000610045 (Yuelianggou Ag Project), to form one larger integrated mining area under one Mining Permit - No. C4100002009093210038549. It allows for mining of 198,000 tonnes/annum (tpa) from 1,060m to 0m.

2)

Exploration License was issued to the Licensee by the Department of Land and Resources of Henan Province on January 29, 2011. The Licensee intends to apply for an extension in the Exploration Licence as expiry approaches.

3)	Exploration License was issued to the Licensee by the Department of Land and Resources of Henan Province on May 18, 2010.

4)

The Exploration License is currently expired, but the Licensee received a valid approval letter for designating this as a mining area. The reserved term now extends until the end of October 2012. Key information in the approval letter includes mining from 1,020m to 680m and a planning production capacity of 30,000 tpa.

Silvercorp has established an environmental protection department consisting of five full time staff, which is responsible for environment/rehabilitation management work in the mining area. Monitoring plans include air and dust emissions and noise and wastewater monitoring, and are undertaken by qualified persons and licensed institutes. Results from 2007 to 2011 indicate that surface water, sanitary/process plant waste water and mining water are in compliance with the required standards.

Silvercorp’s production activities are in compliance with Chinese and international labour regulations. In accordance with Chinese national regulatory requirements Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

China has an established Mining Code which defines the mining rights guaranteed by the government of China. China has a 17% Value Added Tax (“VAT”) on sales of concentrates and on articles such as materials and supplies. The 17% VAT paid on materials purchased for mining is returned to the company as an incentive to mine in China. There is no VAT on labor or services. According to China’s mining law, a 2% resources tax is payable by companies as a royalty to the government. Income tax rate is 25%. In addition the Company pays a VAT surtax which amounts to approximately 1.6% of sales. Other taxes such as Business, City Construction, and school taxes are exempted for foreign invested companies.

(a)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300m to 1,200m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Mining District is about 240km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145km west of Luoyang (population 1.4 million), which is the nearest major city. Zhengzhou, the largest industrial city in the region, offers full service facilities and daily air flights to Beijing, the capital of China, as well as Shanghai and Hong Kong. The nearest small city to the project area is Luoning (population >80,000), about 56km by paved roads from Silvercorp’s Ying mill site which is located centrally to the projects. The mill site is about 15km by paved road from the Guxian Reservoir. The SGX Mine exploration-development camp is accessed via a 10 minute ferry ride across the Reservoir. The HPG, TLP and LM Mines have good road access.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900mm, occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The projects operate year round.

Silvercorp has sufficient surface rights to operate the projects. There are major power grids adjacent to the properties, including a power line extending to the SGX Mine area. Adjacent to the Ying Mining District is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps.

History

Silver-lead-zinc mineralization in the Ying Mining District has been known and intermittently mined for the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in seven previous NI 43-101 technical reports prepared for Silvercorp (Broili, 2004; Broili, 2005; Broili et al., 2006, 2008; Broili and Klohn, 2007; Xu et al., 2006; Broili, Klohn and Ni, 2010; and Klohn, Ni and Broili, 2011) available on SEDAR at www.sedar.com.

Silvercorp acquired an interest in the SGX Mine in 2004. Subsequently, Silvercorp acquired the HZG, HPG and LM Mines, all of which were previously held and operated by private Chinese companies.

Geological Setting

The Ying Mining District is situated in the 300km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time.

The northern continental plate, the North China Plate, covers all of Henan Province, while the southern plate, the Yangtze Plate, covers the south half of Hubei Province (Henan’s southern neighbor). Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Mining District, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt.

Exploration

Silvercorp initiated exploration-development activities in the SGX Mine area including HZG (immediately south of SGX Mine), HPG (northeast of SGX Mine) and LJG, an exploration area covered by the SDG-LJG exploration permit between the SGX-HZG Mine area and the TLP-LM Mine area, in July 2007, and in the TLP-LM Mine areas in December 2007. The past exploration activities, including surface activities, have been detailed in previous technical reports prepared for Ying Projects (Broili et al., 2006; Xu, 2006; Broili et al., 2008; Broili and Klohn, 2007; Broili et al., 2008; Broili et al. 2010; Klohn et al. 2011).

Other than drilling, the projects have been explored primarily from underground workings. The workings follow the vein structures along strike, on levels spaced approximately 40m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization but also the relatively inexpensive development costs. Chip samples across the structures are collected at 5 m intervals. Assay results of samples are documented on underground level maps and longitudinal sections.

In 2011, Silvercorp conducted an exploration program with the objective of upgrading confidence in the Indicated and Inferred Resources, to test the down-dip extension of the major mineralized vein structures, and to explore new target areas in the Ying Mining District. The 2011 exploration program comprised 40,827m tunnelling, including 25,450m of drifting tunnels driven along mineralized structures. A total of 10,730 channel/chip samples were collected from different mine areas.

Mineralization

The Ying Mining District contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Precambrian gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 131 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand meters along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimeters up to a few meters. “Swells” formed in structural dilatant zones along the veins are often sites of rich pockets of mineralization known as “ore shoots.” At the SGX Mine, these shoots range from 30m to more than 60m in vertical and horizontal dimensions over true vein widths of 0.4m to 3.0m. The vertical dimension of the SGX Mine shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (U.S.A.) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al., 2008, Broili et al., 2010).

Drilling

Prior to Silvercorp obtaining the rights to the SGX Mine in 2004, there was little drilling work completed on the Ying Mining District. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX Mine area by the Henan Nonferrous Geological Exploration Bureau in 2003. Since acquiring the projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures.

A major drilling program was conducted across the Ying Mining District in 2011. Underground drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures and infill the Inferred Resource blocks defined in previous drilling programs. Surface drilling was implemented in two exploration permit areas to test the deep exploration potential of some mineralized structures recognized at surface. Most of the underground holes were designed as inclined holes to test multiple vein structures. The general purpose of the drill program was to expand and upgrade the available resource in the major mining areas. The result of the underground drill program was the down-dip extension of some major mineralized veins and the discovery of a number of new high-grade veins in the current mine areas.

Sampling and Analysis

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Mining District are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along strike and dip. Silvercorp’s exploration consists of horizontal tunnelling along the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Continuous chip samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores.

Core Samples

NQ-sized drill cores (48mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98-99%. The Archean gneissic wall rocks appear competent.

Drill core is logged initially at the drill sites and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for assaying.

Chip Samples

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

Sample Preparation & Analysis and Security

Core samples are shipped or couriered in securely sealed bags to one of four reputable commercial labs, the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Lab), the Analytical Lab of the 6th Nonferrous Geo-exploration Team in Luoyang (Luoyang Lab), the ALS-Chemex Lab in Guangzhou, and the SGS lab in Tianjin. All labs are officially accredited in China.

Zhengzhou Lab and Luoyang Lab: Sample preparation consists of drying, crushing and splitting of the sample to 250 grams (g), and then the sample is pulverized to minus 200 mesh. Two-acid digestion and AAS finish are utilized on a 0.5g sample for lead and zinc assay. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two-acid digestion on a 0.5g sample and AAS finish.

ALS Chemex: Samples are dried, crushed and split to a 250 g sub-sample which is further pulverized to 85% passing 200 mesh. Four-acid digestion and ICP-AES finish are utilized on a 1g sample for analyzing silver, lead, zinc and copper. For samples containing more than 1,500 g/t silver, fire assay and gravimetric finish is utilized. Titration method is utilized as a modified process for samples with more than 10% Pb.

SGS Lab: Samples are dried, crushed and split to a 250 g sub-sample which is further pulverized to 85% passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four-acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

Chip samples are prepared and assayed with AAS at Silvercorp’s mine lab located at the mill complex in Luoning County and referred to in Section 11.3. Samples are dried at 100° to 105° C in an oven and are then crushed and pulverized through three procedures, preliminary crushing, intermediate crushing and final pulverizing. Sample splitting is conducted at each procedure. A 200g sample of minus 150 mesh (0.1 mm) is prepared for assay. A duplicate sample of minus 1 mm is made and kept at the lab for archives. A 0.5g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS at the lab.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The mineral resource categories used in the Revised Ying Report are those established by the CIM in the CIM Standards as adopted by the CIM Council dated December 2005.

The resource estimates reported in the Revised Ying Report were prepared using polygonal estimation techniques by Mr. Housheng Xu, Chief Geologist of Henan Found, and Mr. Ruijin Jiang, P.Geo., Vice President, Exploration of Silvercorp, who is a non-independent Qualified Person, as defined by NI 43-101. P.R. Stephenson, P. Geo of AMC is the Qualified Person responsible for the resource estimates in the Revised Ying Report and has reviewed Silvercorp’s methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice, subject to a qualification with respect to use of the polygonal method. Although this is a common estimation method in China and its use by Silvercorp therefore accords with common industry practice in that country, the technique tends to produce estimates that are higher in grade and lower in tonnage than interpolation methods in common use in Canada, such as kriging or inverse distance weighting.

The mineral resources include material (approximately 27% of Measured Resources and Indicated Resources) that is below the lower limit of Silvercorp’s current mining permits. However, because of the nature of Chinese regulations governing applications for new or extended mining permits, and because mineral resources have been shown to extend below the current lower limit, AMC is satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its permits to develop these resources as and when required.

The veins in the Ying Mining District are polymetallic veins that contain several potentially payable metals, specifically silver, gold, lead, zinc and copper, although at the time of writing, copper and gold were not recovered from the SGX Mine and HZG operations. Silvercorp uses “silver-equivalent” (AgEq) values as a convenient way to assess cut-off grades and compare the tenor of these polymetallic veins. The AgEq formula is as follows:

AgEq (g/t) = (Ag g/t * Ag recovery) + ((Au g/t * Au price per g * Au recovery) / Ag price per g) + ((Pb% * Pb price * Pb recovery * 22.0462) / Ag price per g) + ((Zn% * Zn price * Zn recovery * 22.0462) / Ag price per g)

In calculating AgEq grades, Silvercorp used long-term prices for Ag, Pb and Zn suggested by AMC and the actual mill recoveries for Ag, Au, Pb and Zn of the company’s plants in 2011. Note that copper is not a contributor and gold only contributes when there is a recovery value.

Metal prices used:

Au: US$1,250/troy ounce = US$40.19/g

Ag: US$19.00/troy ounce = US$0.61/g

Pb: US$1.00/pound

Zn: US$1.00/pound

Standard unit conversions used in the resource estimations and reporting are as follows:

1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

The total estimated mineral resources for the SGX Mine, HZG, HPG, TLP and LM Mines, reported by category, are summarized in the following Tables 2 and 3. The mineral resource estimates tabled in this section are inclusive of those resources converted to mineral reserves and are exclusive of mine production to December 31, 2011. They are reported to a minimum mining width of 0.3m and, while they can include dilution to make up to 0.3m, do not take into account the mining dilution that is discussed in Section 15.4.1 of the Revised Ying Report. Mineral resources are reported on a 100% basis.

Table 2 Measured Resources and Indicated Mineral Resources of the Ying Projects
as of December 31, 2011

Resource Category	Resource (Mt)	Average Grades in Resource					Metals contained in Resource
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (oz)	Ag (Moz)	Pb (t)	Zn (t)	Cu (t)
SGX , Ag Equiv. Grade≥150 g/t
Measured	1.43	-	430	8.26	4.33	-	-	19.81	118,400	62,100	-
Indicated	2.12	-	422	7.45	3.67	-	-	28.78	158,100	77,800	-
Total	3.56	-	425	7.78	3.93	-	-	48.59	276,500	139,900	-
HZG (Cu), Ag Equiv. Grade≥100 g/t
Measured	0.13	-	473	1.25	0.36	0.61	-	2.03	1,700	500	800
Indicated	0.28	-	347	1.13	0.21	0.38	-	3.13	3,200	600	1,100
Total	0.41	-	388	1.17	0.26	0.46	-	5.16	4,800	1,100	1,900
HPG, Ag Equiv. Grade≥100 g/t
Measured	0.23	0.87	110	5.98	1.37	-	6,400	0.81	13,600	3,100	-
Indicated	0.34	1.5	94	3.54	2.29	-	16,600	1.04	12,100	7,800	-
Total	0.57	1.25	101	4.51	1.92	-	23,000	1.84	25,700	11,000	-
TLP, Ag Equiv. Grade≥100 g/t
Measured	0.45	-	195	4.83	0.31	-	-	2.85	22,000	1,400	-
Indicated	2.17	-	189	3.65	0.29	-	-	13.20	79,200	6,200	-
Total	2.62	-	190	3.86	0.29	-	-	16.05	101,200	7,600	-
LM, Ag Equiv. Grade≥100 g/t
Measured	0.17	-	452	3.45	0.36	-	-	2.52	6,000	600	-
Indicated	1.86	-	363	3.17	0.47	-	-	21.71	58,900	8,700	-
Total	2.03	-	371	3.19	0.46	-	-	24.23	64,900	9,300	-
LM Au , Ag Equiv. Grade≥100 g/t
Indicated	0.02	48.04	27	0.08	0.04	2.87	23,400	0.01	<100	<100	400
Total	0.02	48.04	27	0.08	0.04	2.87	23,400	0.01	<100	<100	400
TOTALS
Measured	2.42	0.08	369	6.88	3.22		6,400	28.02	161,600	67,700	800
Indicated	6.79	0.18	311	4.59	1.49		40,000	67.88	311,600	101,100	1,500
Total	9.21	0.16	324	5.14	1.83		46,300	95.89	473,200	168,800	2,300

Table 3 Inferred Mineral Resource Estimates of the Ying Projects

Resource Category	Resource (Mt)	Average Grades in Resource					Metals contained in Resource
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (oz)	Ag (Moz)	Pb (t)	Zn (t)	Cu (t)
SGX , Ag Equiv. Grade≥150 g/t

Inferred	1.51	-	328	6.76	3.78	-	-	15.88	101,800	57,000	-
HZG (Cu), Ag Equiv. Grade≥100 g/t
Inferred	0.17	-	282	1.26	0.28	0.32	-	1.57	2,200	500	600
HPG, Ag Equiv. Grade≥100 g/t
Inferred	0.14	1.1	105	3.79	1.15	-	5,100	0.49	5,500	1,700	-
TLP, Ag Equiv. Grade≥100 g/t
Inferred	1.43	-	207	3.24	0.45	-	-	9.53	46,500	6,500	-
LM, Ag Equiv. Grade≥100 g/t
Inferred	1.49	-	365	2.31	0.52	-	-	17.41	34,400	7,700	-
Total for Ying Projects
Inferred	4.74	0.03	295	4.01	1.55	0.01	5,100	44.88	190,300	73,300	600

Notes to Tables 2 and 3:
1.	Metal prices used: gold US1,250/troy oz, silver US$19.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb
2.	Inclusive of resources converted to mineral reserves
3.	Lower cut-off grade, 150 g/t AgEq for SGX, 100 g/t AgEq for HZG, HPG, LM and TLP
4.	Exclusive of mine production to 31 December 2011
5.	Rounding of some figures may lead to minor discrepancies in some totals

Table 4 below summarizes reconciliation between mineral resource estimates and mill feed for Ying Projects for 2009-2011. Because the dilution tonnages in this table are not calculated from first principles, tonnages of expected mine production and reconciled mine production (mill feed) compare exactly. This is not advisable as it assumes that the difference between predicted and milled tonnages is due only to mine dilution, which may not be the case. AMC recommends that reconciliation in future be based on comparisons between mineral reserve estimates, which by definition include anticipated mine dilution, and mill feed.

Table 4 Reconciliation, Mineral Resources to Mine Production, 2009-2011

	Mine	Tonnes	Ag (g/t)	Pb (%)	Zn (%)
Resource (M+I)	SGX	639,312	744	14.37	5.39
	HPG	60,477	152	7.65	2.05
	LM	74,965	382	2.17	0.00
	TLP	164,710	141	3.76	0.00
	Total	939,464	571	11.10	3.80
Dilution	SGX	449,479	0	0	0
	HPG	39,189	0	0	0
	LM	32,625	0	0	0
	TLP	60,359	0	0	0
	Total	581,653	0	0	0
Expected Mine Production	SGX	1,088,791	441	8.52	3.20
	HPG	99,666	92	4.63	1.24
	LM	107,590	265	1.50	0.00
	TLP	225,069	103	2.75	0.00
	Total	1,521,117	355	6.90	2.36
Reconciled Mine Production	SGX	1,088,791	412	7.38	2.62
	HPG	99,666	133	6.42	1.15
	LM	107,590	277	1.93	0.00
	TLP	225,069	105	2.92	0.00
	Total	1,521,117	338	6.26	1.94
Difference in %	SGX	0.00%	-6.7	-13.4	-18.4

Mine	Tonnes	Ag (g/t)	Pb (%)	Zn (%)
HPG	0.00%	44.5	38.6	-7.3
LM	0.00%	4.6	28.3	0.0
TLP	0.00%	1.8	6.1	0.0
Total	0.00%	-4.8	-9.3	-17.8
Excluding HZG (milled 45,788 t at 216 g/t Ag, 0.93% Pb in 2009-2011)

Zinc accounts for only around 6% of total net revenue, so reconciliation results for zinc are not of material concern. On the assumption that mine dilution accounts for all the difference between predicted and milled tonnages and that mine dilution has zero grade, there are substantial overcalls (mill greater than predicted) for silver and lead for HPG and LM (although these are the smallest producers), and undercalls for silver and lead for SGX Mine. With SGX Mine accounting for 74% of total production, there is some concern with the undercall for silver and lead. However, AMC does not consider that the differences represent a material risk to the project.

Possible reasons for the undercall at SGX Mine include:

  A possible tendency for chip sample grades to be biased high

  A possible mill recovery overestimation

  Hand-sorting losing some finely disseminated high grade values to waste

  Top-cutting values possibly being slightly too high

AMC recommends that the reasons for the undercall of silver and lead grades at SGX Mine be more fully investigated.

Mineral Reserve Estimates

The reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the SGX Mine, namely cut and fill resuing and shrinkage stoping, using jacklegs and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum extraction widths of 0.3m for resuing and 0.8m for shrinkage are assumed, with both methods having a minimum mining width of 0.8m; again as per current practice at the SGX Mine. AMC has observed the mining methods at the SGX Mine and considers the minimum extraction and mining width assumptions to be reasonable. General dilution assumptions are 0.08m on each wall of a resuing cut and 0.15m on each wall of a shrinkage stope.

For the total tonnage estimated as SGX Mine reserves, 41% is associated with resuing and 59% with shrinkage. Mr. H.A. Smith of AMC is the Qualified Person responsible for the mineral reserve estimates.

Cut-off Grades

Mineral reserves have been estimated by Silvercorp using break even cut-off values of 120 g/t AgEq for SGX Mine and 110 g/t for the HZG, HPG, LM and TLP mines. The cut-off grade basis provided by Silvercorp is summarized below and in Table 5.

Cut-off grade AgEq (g/t) = (mining cost + sustaining capital + milling cost + hauling cost + G&A cost + selling cost + mineral resources tax) / Ag price.

Table 5 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX	HZG	HPG	LM	TLP
Foreign Exchange Rate (RMB:US$)	6.35	6.35	6.35	6.35	6.35
Operating Costs
Sustaining Capital ($/t)	8.71	5.49	6.59	4.49	5.69
Mining Cost ($/t)	40.68	40.67	40.50	39.88	34.75
Hauling cost ($/t)	3.95	4.04	4.23	3.08	3.12
Milling cost ($/t)	10.68	11.20	10.67	10.59	10.56
G&A and Product Selling Cost ($/t)	3.72	3.56	4.00	5.24	5.49
Mineral resources tax ($/t)	1.95	1.95	1.95	1.95	1.95
Total Operating Costs (US$/t)	69.69	66.91	67.94	65.23	61.56
Mill Recoveries
Au (%)					86.2
Ag (%)	92.4	94.6	90.4	93.4	87.0
Pb (%)	96.3	92.1	91.3	93.4	93.2
Zn (%)	75.7				57.9

Cut-off Grades Used (AgEq g/t)	120	110	110	110	110

Metal prices used are Ag - $19/oz, Au - $1250/oz, Pb - $1/lb, Zn - $1/lb.
No Zn value has been ascribed to ore from the HZG, HPG and LM sites
Operating costs are derived from 2011 results; for HPG, costs have been normalized to 80,000 tpa from 43,000 tpa.

Lower cut-off grade values have been calculated for vein development operations, where the value of the material being mined has only to bear the cost of hauling, milling, G&A, selling and tax. These values are shown in Table 6.

AMC has examined the cut-off grades and their supporting parameters and considers that they are reasonable, although probably not optimal for all sites. AMC particularly recommends that Silvercorp examine its definition for, and use of, sustaining capital in the cut-off grade calculation. AMC has recognized, however, that the Ying resources have limited sensitivity to variation in cut-off grade as discussed under “Reserves Sensitivity to Cut-off Grade” below.

Table 6 Vein Development Cut-off Grades

Vein Development Cut-off Estimates	SGX	HZG	HPG	LM	TLP
AgEq Cut-off g/t	45.00	50.00	55.00	50.00	50.00

Costs and metal prices as per Table 5 above.

Dilution

Minimum stoping extraction widths are 0.3m and 0.8m respectively for resuing and shrinkage; minimum mining widths are 0.8m for both methods. Unplanned dilution has been applied to the actual extraction width for resuing (resource grades already factored to 0.3m minimum mining width) and to the greater of 0.8 m or actual mining width for shrinkage.

AMC has calculated unplanned dilution based on 0.08m of waste break on each wall of a resued vein, and 0.15m of waste break outside the design mining width of a shrinkage stope. A key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and/or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the reserves assumes that the resulting figures represent the overall tonnes and grade delivery to surface. There is a small degree of waste hand sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. AMC considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to be material.

Table 7 summarizes dilution factors used in the reserve calculations for each of the Ying mines. The lower percentages for shrinkage stoping are a reflection of mining wider veins.

Table 7 Average Dilution by Mine and Method

Mine	Dilution %
	Resuing	Shrinkage
HPG	37	28
HZG	33
LM	40	23
TLP	56	29
SGX	43	32
Total Ying	41	28

Mining Recovery Factors

Mining recovery estimates used in the reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein and partial recovery is anticipated in sill pillars. A 70% recovery factor is applied to irregular ore blocks in remnant areas mined by local miners prior to Silvercorp acquiring the Ying properties.

Mineral Reserve Estimate

To convert mineral resources to mineral reserves, Silvercorp uses the following procedures:

  Selection of Measured Resource and Indicated Resource polygons for which the average AgEq grade is greater than the mine cut-off AgEq grade

  Application of minimum extraction and mining width criteria and calculation of dilution at zero grade

  Estimation of mineral reserve potential by applying relevant mining loss factors

  Confirmation as mineral reserve by considering any other significant cost factors such as additional waste development required to gain access to the block in question

Table 8 summarizes the mineral reserve estimates for each Ying Project and for the Ying Projects as a whole as of December 31, 2011. Mineral reserves are reported on a 100% basis. Approximately 27% of the mineral reserve estimate tonnage is categorized as Proven and approximately 73% is categorized as Probable.

Table 8 Ying Mines Mineral Reserve Estimates

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au	Ag (Moz)	Pb (t)	Zn (t)
SGX	Proven	1.56		331	6.33	3.34		16.61	98,800	52,100
	Probable	2.16		352	6.22	2.74		24.47	134,400	59,100
Total Proven & Probable		3.72		343	6.27	2.99		41.08	233,300	111,200
HZG	Proven	0.13		384	0.96	0.27		1.66	1,300	400
	Probable	0.25		297	0.95	0.19		2.37	2,400	500
Total Proven & Probable		0.38		327	0.96	0.22		4.02	3,700	800
HPG	Proven	0.24	0.63	90	5.05	1.11	4,900	0.69	12,100	2,700
	Probable	0.39	1.14	73	2.83	1.87	14,300	0.92	11,000	7,300
Total Proven & Probable		0.63	0.95	79	3.67	1.58	19,200	1.60	23,100	10,000
TLP	Proven	0.45		135	3.48	0.23		1.97	15,800	1,000
	Probable	2.10		124	2.87	0.25		8.37	60,300	5,300
Total Proven & Probable		2.55		126	2.98	0.25		10.35	76,100	6,400
LM	Proven	0.23		283	1.96	0.23		2.09	4,500	500
	Probable	2.27		268	2.39	0.35		19.59	54,300	8,000
Total Proven & Probable		2.50		269	2.35	0.34		21.65	58,800	8,500
SGX Mine	Proven	2.62	0.06	273	5.06	2.16	4,900	23.02	132,500	56,700
	Probable	7.17	0.06	242	3.66	1.12	14,300	55.72	262,400	80,200
Total Proven & Probable		9.79	0.06	250	4.03	1.40	19,200	78.70	395,000	136,900

Notes to Mineral Reserve Statement:

1.	Stope Cut-off grades of 120 g/t AgEq for SGX and 110 g/t for all other mines.
2.	Vein development cut-off grades of 45 g/t AgEq for SGX, 50 g/t AgEq for HZG, LM and TLP, and 55 g/t AgEq for HPG.
3.	Operating costs of $61/t other than $56/t for TLP Mine.
4.	Metal prices assumed are Ag - US$19 troy ounce, Au - US$1250 per troy ounce, Pb - US$1 per pound, Zn - $US1 per pound.
5.	No value ascribed to Zn at HZG, HPG and LM Mines.
6.	Processing recovery factors as in Table 15.1 in the Revised Ying Report.
7.	Exclusive of mine production to 31 December 2011
8.	Exchange rate assumed is 6.35 RMB : US$1.00.
9.	Rounding of some figures may lead to minor discrepancies.

The mineral reserves are based on the published mineral reserves in the Ying Report as at December 31, 2011. The table below summarizes the total tonnage mined and total metals produced from the Ying Projects as a whole between December 31, 2011 and March 31, 2013:

Ying Projects Production

Ying Projects	Quarter ended March 31, 2012	Quarter ended June 30, 2012	Quarter ended September 30, 2012	Quarter ended December 31, 2012	Quarter ended March 31, 2013	Total
Ore mined (Mt)	0.14	0.18	0.21	0.24	0.15	0.92
Silver produced (Moz)	1.08	1.22	1.28	1.51	0.93	6.02
Gold produced (oz)

	1,000	800	1,300	1,300	800	5,200
Lead produced (t)	6,654	6,220	6,080	7,095	4,292	30,341
Zinc produced (t)	1,198	1,349	1,548	1,466	705	6,266

Reserves Sensitivity to Cut-off Grade

AMC has examined the sensitivity of the Ying reserves to variation in cut-off grade by comparing the results of estimation at a COG of 100 g/t AgEq against those of estimation at a COG of 150 g/t AgEq for all mines. The approximate estimated percentage differences in contained AgEq ounces for each of the Ying mines and for the Ying Projects as a whole are shown in Table 9.

Table 9 Reduction in Contained AgEq Oz, COG 100 g/t to 150 g/t

Mine reduction	SGX	HZG	HPG	TLP	LM
	0.3%	2.2%	3.0%	5.4%	3.5%
Ying Projects reduction	2.0%

The lowest sensitivity is seen at SGX Mine, where there is only a 0.3% difference between contained AgEq ounces for the two cut-off grades examined. The highest differential is noted for TLP at 5.4%. For Ying as a whole, a 2% difference demonstrates very low overall COG sensitivity. AMC also notes that, assuming a breakeven cut-off scenario and a silver price of $19/oz, cut-off grades of 100 g/t and 150 g/t can be equated to respective operating costs of around $61/t and $92/t. A COG of 150 g/t with an operating cost of $61/t also indicates a breakeven silver price of around $13.

Conversion of Mineral Resources to Reserves

The process for conversion of Mineral Resources to Mineral Reserves involves:

  Only Measured Resources and Indicated Resources used for Mineral Reserves estimation

  The following factors considered for each potential mining block:

  Grade, location and accessibility in terms of economic mining viability

  Mining method (resuing or shrinkage stoping)

  Minimum mining width (0.3m resuing, 0.8m shrinkage)

  Mining dilution (generally 0.08m and 0.15m respectively at zero grade on each side wall for resuing and shrinkage)

  Mining recovery (95% resuing and 92% shrinkage)

  Mining cut-off grade

Table 10 compares the respective sums of Measured Resources plus Indicated Resources and Proven Reserves plus Probable Reserves for each of the Ying mines and for the Ying Project as a whole.

Table 10 Resources and Reserves Comparison

Mine		Tonnes kt	Au g/t	Ag g/t	Pb %	Zn %	Au koz	Ag koz	Pb t	Zn t
SGX	Resource	3,556		425	7.78	3.93		48,588	276,523	139,870
	Reserve	3,723		343	6.21	2.99		41,085	233,266	111,238
Conversion percentage		105		81	81	76		85	84	80
HZG	Resource	414		388	1.17	0.26		5,163	4,838	1,069
	Reserve	382		327	0.96	0.22		4,026	3,657	825
Conversion percentage		92		84	82	85		78	76	77
HPG	Resource	570	1.3	101	4.51	1.92	24	1,844	25,734	10,960
	Reserve	630,	0.9	79	3.67	1.58	19	1,609	23,155	9,957
Conversion percentage		111	72	78	81	82	80	87	90	91
TLP	Resource	2,622		190	3.86	0.29		16,050	101,192	7,569
	Reserve	2,554		126	2.98	0.25		10,349	76,011	6,390
Conversion percentage		97		66	77	86		64	75	84
LM	Resource*	2,034		371	3.19	0.46		24,234	64,932	9,293
	Reserve	2,504		269	2.35	0.34		21,652	58,955	8,521
Conversion percentage		123		73	74	74		89	91	92
Total	Resource	9,195	0.08	324	5.15	1.83	24	95,874	473,263	168,713
	Reserve	9,793	0.06	250	4.03	1.40	19	78,720	395,044	136,931
Conversion percentage		107	74	77	78	76	80	82	83	81
*Not including LM Indicated Resource of 15,136 t at 48.04 g/t Au, 27 g/t Ag, 0.08% Pb, 0.04% Zn

For the property as a whole, total Reserve tonnes are noted to be 107% of Resource tonnes. Silver, lead and zinc grades show a conversion percentage between 76% and 78%. Metal content conversion for silver, lead and zinc is between 81% and 83%.

Table 10.1 shows the detailed conversion from Mineral Resources to Mineral Reserves at the SGX Mine (SGX accounts for approximately 52% of total silver Mineral Reserves for the Ying Projects).

Table 10.1 - SGX Mine – Conversion of Mineral Resources to Mineral Reserves

	Tonnes t	Ag g/t	Pb %	Zn %	Ag koz	Pb t	Zn t
Measured + Indicated Mineral Resources *	3,555,559	425	7.78	3.93	48,588	276,523	139,870
Less Resources below the current mining permit	118,264	194	4.22	8.66	737	4,995	10,240
Less currently inaccessible or non-viable Resources†	375,174	347	6.36	3.03	4,187	23,770	11,500
Resources currently available for mining *	3,062,121	444	8.09	3.86	43,664	247,758	118,130
Plus mining dilution (assumed zero grade)	892,200	0	0	0	0	0	0
Less mining recovery losses	231,529	343	6.27	2.99	2,555	14,507	6,918
Proven + Probable Mineral Reserves	3,722,791	343	6.27	2.99	41,085	233,266	111,238

*Blocks less than 0.3m in width widened out to 0.3m.
†Resources not yet in mine plan and/or resources in areas with, currently, insufficient total metal value to carry both operating and development access costs; however, these resources are considered to have reasonable prospects for ultimate economic extraction.

Mining Operations

The Ying Projects are a viable operation with a projected life of mine (LOM) through to 2023 based on Proven and Probable reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

An increase in annual production of about 50% is planned between 2012 and 2014. Development and infrastructure to allow access to, and mining in, a greater number of working places is either in place, in development or is planned. AMC considers that the projected production increase can be achieved but that there is a degree of risk associated with having sufficient skilled mining labour consistently available. AMC also notes that a continuing high degree of focus will be necessary throughout the Ying operation for planned 2012 and 2013 development targets to be achieved.

Consequent with the projected increase in production tonnes will be a gradual reduction in grade as mining activity increases in the lower grade TLP and LM areas.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying Mining District veins, may provide an opportunity to effectively employ more bulk-mining methods such as long-hole benching, and still with reasonable dilution. AMC recommends that Silvercorp consider the application of such methods.

Summary of Capital Costs

The principal capital requirement in the Ying Mining District is for mine development. An allowance for processing sustaining capital has been included in the economic evaluation, based on 5% of processing operating costs, an industry standard method for estimating sustaining capital costs applied to fixed assets. Mining capital costs are summarized by mine in Table 11, and the processing sustaining capital is also included as the final line in this table.

Table 11 Total Capital Cost – Ying Projects

	Mine	Total	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
RMB	SGX	27.22	16.72	5.52	1.86	2.57	0.55	0	0	0	0	0	0

	Mine	Total	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
(M)	HZG	33.61	16.42	10.8	5.79	0.6	0	0	0	0	0	0	0
	HPG	12.49	4.26	4.51	1.95	1.73	0	0	<0.01	0	0	0	0
	TLP	12.13	1.88	1.55	0.28	3.92	1.01	1.14	1.39	0.48	0.24	0.24	0
	LM	50	14.69	20.2	5.13	5.56	1.45	0.37	0.22	0.15	1.73	0.48	0
	Total Mining	135.45	53.97	42.58	15.01	14.38	3.01	1.51	1.61	0.63	1.97	0.72	0
US$	SGX	4.29	2.63	0.87	0.29	0.4	0.09	0	0	0	0	0	0
(M)	HZG	5.29	2.59	1.7	0.91	0.1	0	0	0	0	0	0	0
	HPG	1.97	0.67	0.71	0.31	0.27	0	0	<0.01	0	0	0	0
	TLP	1.91	0.3	0.24	0.04	0.62	0.16	0.18	0.22	0.08	0.04	0.04	0
	LM	7.87	2.31	3.18	0.81	0.88	0.23	0.06	<0.01	0.02	0.27	0.08	0
	Total Mining	21.33	8.5	6.7	2.36	2.27	0.48	0.24	0.22	0.1	0.31	0.12	0
	Processing Sustaining	0.53	0.62	0.74	0.72	0.75	0.75	0.75	0.68	0.56	0.54	0.55	0.53

Summary of Operating Costs

Operating costs are summarized by mine in Table 12.

Table 12 Operating Cost Summary (2012 $)

Cost Item (US$/t ore)	SGX	HZG	HPG	LM	TLP
Mining Cost	40.68	40.67	40.50	39.88	34.75
Hauling cost	3.95	4.04	4.23	3.08	3.12
Milling cost	10.68	11.20	10.67	10.59	10.56
G&A and Other Cost	3.72	3.56	4.00	5.24	5.49
Mineral resources tax	1.95	1.95	1.95	1.95	1.95

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour in approximate proportion of 40/40/20, respectively.

Economic Analysis

The Ying Projects are largely a mature operation, and average grades, especially from the SGX Mine, would be considered high. Capital requirements are relatively low. The key parameter in producing a cash flow forecast is therefore the metal price forecast. AMC has used for the forecast the same metal prices as in the reserve estimate, namely:

Gold	US$1,250/oz
Silver	US$19/oz
Lead	US$1/lb
Zinc	US$1/lb

Operating costs are assumed to be subject to a 5% annual escalation factor, due largely to an expectation of rising labour costs in China. The only tax considered in the cash flow forecast is the Mineral Resources

Tax, equivalent to US$1.95/ tonne of ore. As this tax is equivalent to a royalty, the cash flow forecast is essentially pre-tax. An exchange rate of US$ : RMB of 6.3 has been used.

Market Studies and Contracts

AMC understands that the lead and zinc concentrates will be marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated. With respect to copper, test work has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material commercial issue, nor does it materially impact on lead concentrate quality. Monthly sales contracts are in place for the lead concentrates with leading smelters mostly located in Henan province, among them are Henan Yuguang Gold and Lead Smelting Co., Ltd, Jiyuan Wanyang Smelting (Group) Co., Ltd, Jiyuan Jinli Smelting (Group) Co., and Luoning Yongning Gold and Lead Smelting Co., Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co., Ltd and Shaanxi Shangluo Zinc Smelting Co. Ltd. The contracts are renewed on a monthly basis. All contracts have freight and related expenses to be paid by the smelter customers themselves. The key elements of the contracts are summarized in Table 13 below:

Table 13 Key Elements of Smelter Contracts

	Pb Concentrate & Direct Smelting Ore						Zn Concentrate
	% Pb	Deduction RMB/T Pb	Ag(g/t)	% payable	Au(g/t)	% payable	% Zn	Deduction RMB/T Zn
Minimum Quality	35		500		1		40
Payment Scales	>=60	1800	>=5000	91	>=20	87	>=45	Price =<RMB 15000/T:4400
	55-60	1900	4500-5000	90.5	15-20	86		Price > RMB 15000/T:4400+(price-15000)*20%
	50-55	2000	4000-4500	90	10-15	85	40-45	Price =<RMB 15000/T:4400+45 per % lower than 45%
	45-50	2100	3500-4000	89.5	7-10	84		Price > RMB 15000/T:4400+(price-15000)*20%+45 per % lower than 45%
	40-45	2200	3000-3500	89	5-7	83
	35-40	2700	2500-3000	88.5	3-5	82
			2000-2500	88	2-3	81
			1500-2000	87	1-2	80
			1000-1500	85
			500-1000	83

With respect to lead and zinc terms, the above deductibles calculate out to 85-90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices.

Commodity Prices

For the purposes of cut-off grade and silver equivalent calculations AMC has used the following long-term prices: Ag $19/oz, Pb $1.00/lb, Zn $1.00/lb.

Annual Production Schedule

Table 14 presents a detailed schedule by tonnes and metal grades and also accounts for the hand-sorted Direct Shipping Ore (DSO) as a mine product because it bypasses the plant flotation process. Also shown are the flotation products from each plant (Pb only from Plant 1, Pb and Zn from Plant 2). Finally the concentrates sold are tabulated and the DSO ore is then added back in with the Pb concentrate.

Table 14 Ying Projects Production Schedule

			Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total (t)
Mine Ore Production
for Plant 1			tpa	0	252943	280500	244874	261933	250113	249674	249549	0	0	0	0	1,789,586
			Ag(g/t	0	223	196	166	140	130	131	128	0	0	0	0
			Pb %	0	2.46	2.51	3.17	3.53	4.80	2.90	3.07	0	0	0	0
			Zn %	0	0.23	0.24	0.36	0.36	0.53	0.28	0.16	0	0	0	0

for Plant 2			tpa	698,924	564,561	689,795	683,929	713,423	714,702	714,162	621,851	714,592	690,917	703,699	329,174	7,839,729
			Ag(g/t	276	278	270	266	269	267	266	262	225	226	198	85
			Pb %	3.93	4.04	3.41	3.86	3.48	3.04	3.18	3.15	3.44	2.81	2.50	1.11
			Zn %	1.90	2.62	2.00	1.73	1.96	2.17	1.83	1.56	0.78	0.64	1.02	0.12

Direct Shipping Ore (DSO)			tpa	17636	17675	17617	17627	17628	17645	17672	13426	8566	8766	9545		163,803
			Ag(g/t	1501	1456	1387	1391	1387	1395	1387	1383	1375	1342	1477
			Pb %	52.00	52.00	52.00	52.00	52.00	52.00	52.00	52.00	52.00	52.00	52.00
			Zn %	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Mill Flotation Products
Plant 1	Pb Conc		tpa		12454	14086	15537	18495	24011	14481	15322					114,387
			Ag (g/t)		4196	3598	2394	1801	1219	2033	1876
			Pb (%)		45	45	45	45	45	45	45

Plant 2	Pb Conc		tpa	44778	35966	38749	42211	40694	35965	37647	33097	45245	35014	30716	7463	427,545
			Au (g/t)	0.31	1.10	1.19	0.95	1.65	2.54	1.73	1.54	0.00	0.00	0.00	0.00
			Ag (g/t)	3979	4006	4426	3972	4342	4885	4660	4547	3294	4135	4201	3510
			Pb (%)	58.1	60.4	57.6	59.5	58.0	57.3	57.3	56.0	50.6	52.1	54.0	45.0

	Zn Conc		tpa	19054	21776	20260	17134	20256	22377	18685	13784	5643	5200	9501		173,670
			Zn (%)	49.1	48.8	47.8	47.7	47.6	47.3	46.8	45.0	48.7	50.0	50.0
Concentrate Sold
Pb Conc (incl DSO)		TC	tpa	62414	66095	70451	75375	76818	77621	69800	61845	53812	43780	40261	7463	705,734
			Au (g/t)	0.22	0.60	0.65	0.53	0.88	1.18	0.93	0.83	0.00	0.00	0.00	0.00
			Ag (g/t)	3279	3360	3500	3043	3052	2958	3286	3198	2988	3576	3555	3510
			Pb (%)	56.34	55.23	53.70	54.74	53.49	52.30	53.38	52.41	50.80	52.09	53.54	45.00
			Rmb/t Pb	1900	2000	2000	2000	2000	2000	2000	2000	2000	2000	2000	2100
			US$/t Zn	301.6	317.5	317.5	317.5	317.5	317.5	317.5	317.5	317.5	317.5	317.5	333.3
		Ag % payable		88.5	90	89.5	89	89	89	89	89	89	89.5	89.5	89.5
			Ag k oz	6578.9	7140.5	7928.2	7374.9	7537.2	7381.0	7374.4	6359.3	5169.7	5033.2	4601.4	842.0	73,321
			Pb mT	35167	36504	37833	41263	41087	40597	37261	32410	27334	22805	21555	3358	377,174

Zn Conc		TC	tpa	19054	21776	20260	17134	20256	22377	18685	13784	5643	5200	9501	0	173,670
			Zn %	49.1	48.8	47.8	47.7	47.6	47.3	46.8	45.0	48.7	50.0	50.0	0.0
			Rmb/t Zn	4400	4400	4400	4400	4400	4400	4400	4400	4400	4400	4400
			US$/t Zn	698.4	698.4	698.4	698.4	698.4	698.4	698.4	698.4	698.4	698.4	698.4
			Zn mT	9347.6	10630.3	9693.3	8180.8	9634.5	10574.9	8750.3	6204.1	2750.2	2599.8	4750.6		83,116

Cash Flow Forecast

Based on the metal price assumptions and other considerations above, over the life of the mine, 60% of the net revenue comes from silver, 34% from lead and only 6% from zinc. A base case NPV at 8% discount rate is US$896.6 million.

Exploration and Development

As set out in the Revised Ying Report, Silvercorp plans to carry out the following exploration activities:

For SGX and HZG:

  A 13,075m tunneling program to upgrade inferred blocks on major mineralized structures;

  56,170m of underground drilling key vein structures at SGX; and

  16,805m of underground drilling and 4160m surface drilling on key vein structures in the HZG area.

For HPG:

  A 6,935m exploration tunneling program above the 300m elevation; and

  15,000m of underground drilling to infill and extend key vein structures.

For TLP and LM:

  A 9,890m exploration tunneling program at TLP;

  2,100m on key vein structures between 650L and 750L in the LME area, 2290m on key vein structures between 846L and 916L in the LMW area.

  25,000m of underground drilling on key vein structures at TLP and similar programs of 5,400m and 22,600m at LME and LMW respectively.

The above exploration items are accounted for in the Silvercorp 2012 exploration budget, with total costs estimated at $US9.65 million, split between drilling at $US5.6 million and tunnelling at $US4.05 million.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors –Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2	GC Mine

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report on the GC Ag-Zn-Pb Project (“GC Mine”) in Guangdong Province, People’s Republic of China” (the “GC Report”) effective January 23, 2012 prepared by AMC Mining Consultants (Canada) Ltd. by Brian O’Connor P.Geo1, Peter Mokos MAusIMM (CP), Alan Riles MAIG, Owen Watson MAusIMM (CP), Mo Molavi P.Eng, Patrick Stephenson P.Geo

The following is the summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. References are made to the full text of the GC Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The GC Mine is located in Yunfu City, Yun’an County, Guangdong Province, People’s Republic of China (the “GC Mine”).

In 2008, Silvercorp acquired 100% of the shares of Yangtze Gold Ltd. (Yangtze Gold), a private British Virgin Islands company, which in turn wholly owns Yangtze Mining Ltd. (Yangtze Mining). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (Anhui Yangtze). Anhui Yangtze’s main asset is the GC exploration permit for the GC Mine, which was subsequently converted mining permit in November 2010.

The boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground.

On June 14, 2010 Silvercorp announced that it has been issued an Environmental Permit for the project from the Department of Environmental Protection of Guangdong Province, an essential document required for a mining permit application.

A Mining License was issued by the Ministry of Land and Resources of China on November 24, 2010. The license is valid for 30 years to November 24, 2040, covers the entire 5.5238 km2 area of the GC Mine and permits mining from 315m to minus 530m elevations. The permit was issued on the terms applied for, and allows for the operation of an underground mine to produce silver, lead and zinc. Key information contained in the mining license is as follows:

Table 15 GC Mining Permit owned by Anhui Yangtze

Permit No.	No. C1000002010113210083333
Owner	Anhui Yangtze Mining Co. Ltd.
Owner’s address	#102-21 Building He Tai Xing town, Chizhou city, Anhui Province.
Name of the Mine	Anhui Yangtze Mining Co. Ltd GC Lead and Zinc Mine
Business Category	Sino-Foreign cooperative enterprises
Types of ore mined	Zinc, Lead and Silver ore
Mining Method:	Underground mining

___________________
1 Since completion of the GC Report, Brian O’Connor has left AMC. P.R. Stephenson supervised his work on the GC Report and accepts responsibility for it.

Permit No.	No. C1000002010113210083333
Production Capacity:	330,000 tonne/year
Mine Area	5.5238 Km2
Valid Period	2010-11-24 to 2040-11-24
Issued Date	Nov. 24 2010

The Licensee is subject to the charge of a Mining-right using fee ($158 /km2), a Mineral-resource compensation fee (2% of sales) and applicable mineral resource taxes ($2/t milled).

The Guangdong Metallurgical & Architectural Design Institute, a qualified Chinese engineering firm finalized the design of a 1,600 t/d mechanized underground mine, a flotation mill, and a dry stack tailing facility. The estimated capital cost was about $30 million. With the support of the local County government, Silvercorp has completed the acquisition of surface rights required for the construction of the mine and mill and is preparing the site and hiring contractors for the construction. Initial production of 700 tonnes per day mining capacity is expected to be achieved in 12 months with full capacity of 1,600 t/d to be achieved in 18 months.

AMC is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities or encumbrances particular to the property other than those stated above. Yangtze Mining Ltd (Yangtze Mining), which is wholly owned by Yangtze Gold Ltd (Yangtze Gold), acquired the GC Mine in 2005 through a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd (Anhui Yangtze).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The GC Mine is located around Gaocheng Village of Gaochun Township, Yun’an County, Guangdong Province, China. Altitudes in the region range from 78.0m to 378.0m above sea level (ASL), usually 150-250m ASL, with relative differences of 50-150m. Vegetation is in the form of secondary forests of pine and hardwoods, bushes and grasses. Top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The GC Mine is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120km northwest of Hong Kong and has a population of almost 12 million registered residents and temporary migrant inhabitants in December of 2007, according to an economic report released by the Guangzhou Academy of Social Science. It is serviced by rail and daily flights from many of China’s larger population centres. Access to the GC Mine from Guangzhou is via 178 km of four lane express highway to Yunfu, then 48km of paved road to the project site. A railway connection from Guangzhou to Yunfu is also available.

The region belongs to sub-tropical monsoon climate with average annual temperature of 20-22oC. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC Mine would be able to operate year round.

Streams are well developed in the area, the Hashui Creek flows in the GC Mine area. There is a reservoir upstream of the GC Mine area. Small hydro power stations are developed in the region and are connected to the provincial electrical grid. There is a 10KV power line across through the project area and a 110KV sub-station facility was completed in Q3 of Fiscal 2013.

The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. Labour is locally available, and technical personnel are available in Yunfu and nearby cities. The Gaocheng village is located within the GC Mine area.

History

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of the exploration work in the area:

During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. A geological map and geological reports were published.

In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted general prospecting and 1:50,000 geological mapping in the area including the project area, and submitted a geological report.

In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing surveys covering the area.

During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

During 1990 and 2000, Guangdong Provincial Institute of Geological Survey (GIGS) conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive anomalies of Pb-Zn-Ag-Sn-Mn, leading to the discovery of GC deposit.

During 2001 and 2002, and again in 2004 and 2005, GIGS conducted general prospecting at the GC Mine area, and defined some mineralized bodies and estimated mineral resources for the GC deposit.

During 2006 and 2007, contracted by Yangtze Mining, GIGS conducted a detailed prospecting at the GC Mine area, completed a 36-hole, 11,470m surface diamond drilling program and 1,964m3 of trenching and surface stripping, to update and upgrade the mineral resources of the GC deposit.

History of Mining

Prior to Yangtze Mining acquiring the GC Mine, illegal mining activity resulted in the excavation of several tunnels and small scale mining of veins V2, V2-2, V3, V4, V5, V6 and V10. GIGS reported that a total of 1,398m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

In 2002, GIGS developed 66m of tunnel to crosscut veins V5 and V5-1. GIGS sampled and mapped adits ML1 to ML5, ML6, ML7, ML9, and PD12.

Yangtze Mining, after its purchase of the property in 2005, mapped and sampled the accessible tunnels ML5 and ML8. Tunnel ML5 has exposure to vein V10 and tunnel ML8 has exposure to vein V2-2. Assay results of tunnel samples were used in resource estimation.

History of Mineral Resources

GIGS prepared a resource estimate for nine mineralized veins for the GC Mine after the 2004-2005 exploration season. The GIGS has its own classification system of mineral resources / reserves which is different from the CIM Standards. AMC does not believe those resources are material to this report.

Prior to the current report, resource estimates for the GC Mine were reported in a Technical Report by SRK Consulting (SRK) dated April, 2008 (entitled “Technical Report on Gaocheng Ag-Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”) and in AMC’s June 2009 Technical Report.

Geological Setting

The GC Mine is located in the northeastern margin of the Luoding basin, which is at the middle portion of the Yunkai uplift in the Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. Outcrop in the project area includes the Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; the Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and the Cretaceous Luoding Formation of sandy conglomerate and conglomerate. A series of magmatic events occurred on the GC Mine. Intrusives include Palaeozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Palaeozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite.

The granite dips to south and strikes to west northwest, parallel to the majority of mineralized veins on the GC Mine.

Exploration

Exploration work by Silvercorp on the GC Mine was carried out in 2008. The program is summarized in Table 16. No material exploration has been carried out on the property since that time.

Table 16 Main Programs Conducted on the GC Mine by Silvercorp

Program	Unit	Work Completed
		2008
1:10,000 soil profiling	km	10
Diamond drilling	m	10,083
Trenching (pitting)	m3	740
Soil samples	sample	535
Chemical analysis samples	sample	2,139
Metallurgical testing	test	1

The diamond drilling undertaken in 2008 represented 43% of all the diamond drilling on the property.

Soil Geochemical Program

A 1:10,000 scale geochemical survey was done by taking samples from C-layer of top soils and the samples were assayed for Au, Ag, Cu, Pb, Zn, Mo, Sb, and As, etc. The program resulted in outlining significant Ag, Pb, and Zn anomalies, providing targets for surface trenching and pitting. Most of the veins on the property were discovered using the soil geochemical results.

In 2008, soil geochemical survey (1:10,000 scale) was carried out by Silvercorp through the collection of 535 samples within a 2.22 km2 area in the southern part of the property where no drilling had been previously performed. Three new Ag-Zn-Pb geochemical anomalies observed to be over 500m long and up to 250m wide were identified, providing priority drill targets with the potential to host additional veins.

Anomaly AS1 is located at the east of V4 vein along F4 fault. The anomaly is about 500m in length and 50 to 100m in width. The peak values of Ag, Pb and Zn are 2.1 ppm, 0.19% and 0.03% respectively. Trenching was carried out over the anomaly and mineralization was confirmed by the sample assay result.

AS2 anomaly is located between exploration line 1 and 12. It measures about 500m in length and 20 to 200m in width. The maximum values of Ag, Pb and Zn are 14.5 ppm, 0.11% and 0.02%, respectively.

AS3 anomaly is between exploration lines 28 to 44. Its length is about 500m. The anomaly ranges 20 to 50m in width from exploration lines 36 to 44 and expands to 250 wide at exploration 44.

(a)	the results of all surveys and investigations and the procedures and parameters relating to surveys and investigations;

(b)	an interpretation of the exploration information;

(c)	whether the surveys and investigations have been carried out by your company or a contractor and if by a contractor, the name of the contractor; and

(d)	a discussion of the reliability or uncertainty of the data obtained in the program.

(e)	Topographic and Geological Mapping

GIGS conducted a 1:10,000, 1:5,000 and 1:2,000 geological mapping programs, and a 1:2,000 topographic survey covering the GC Mine area. The geological mapping programs established stratigraphic sequences, size, and distributions of intrusive rocks and faults.

The grid system used for the GC Mine is BeiYing Geodetic Coordinate System l954. Altitude is referred to Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points. The control points were surveyed using four NGS-9600 GPS receivers. Survey machines used for topographical survey and geological points, trenches, adits, and drillhole collars were Topcon GTS-Serial Total Station Instrument – XJ0747 and one NX2350 and Sokkia SET-230PK Total Station Instrument.

Trenching and Pitting

Based on the soil geochemical and surface mapping, Silvercorp conducted trenching and pitting programs on the GC Mine. The program exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were dug by Silvercorp and exposed three veins. Table 17 contains the findings in detail.

Table 17 Trenches and Pits Completed by Silvercorp in 2008

Trench/pit	Section#	Azimuth	Volume (m3)	Vein exposed
BT08-1	40	240°	224	0.80m wide V5-1, containing 25 g/t Ag
BT08-2	44	235°	24	0.95m wide V7-0, containing 21 g/t Ag
BT08-3	52	210°	32.4	No vein intersected
BT08-4	52	310°	24	No vein intersected
BT08-5	52	340°	52.8	0.80m wide V7-0, containing 61 g/t Ag.
BT08-6	44	230°	33.6	0.65m wide V5-1, containing 98 g/t Ag
BT08-7	30	340°	118.8	0.75m wide V5-1, containing 18 g/t Ag
TC5201	52	185°	230.4	1.00m wide V4, containing 0.31% Pb and 0.13% Zn

The trenches or pits were dug perpendicular to striking direction of a soil geochemical anomaly or alteration zone. Trenching or pitting is completed by digging into bedrock approximately 0.3m to 0.5m.

Mineralization

The mineralized veins in the GC area occur in relatively permeable fault-breccia zones and are extensively oxidized from the surface to depths of about 40m. Within this zone, the veins show many open spaces with boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc., with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

The Ag-Zn-Pb mineralization in the deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminate, and as veinlets and lumps. The type accounts for 95% of the entire mineral resource. The oxidized mineralization occurs on and near the surface topography as a result of oxidization of the primary mineralization.

The alteration minerals associated the GC vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

Silica, pyrite, fluorite, and chlorite are closely related to the mineralization.

Drilling

A total of 65 diamond drill holes have been completed on the GC Mine since 2001 totalling 23,546.34m. During 2008, Silvercorp completed 22 holes, 10,082.6m drilling program, which resulted in the discovery of an additional 15 mineralized veins. The drill hole collar, downhole survey and core recoveries are listed in Appendix VI and VII in AMC’s 2009 Technical Report. A program of surface drilling commenced in the last quarter of 2011 at a budget of $2.5 million. No results of the program were available at the time of the GC Report.

Sampling and Analysis

The drill core is logged initially at the drill site and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are taken prepared by cutting the core in half with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples from the drill core are from veins that range in width from 0.05m to 12.03m. The veins consist of either massive sulphides or sulphide-bearing materials and can be easily identified and separately sampled from non-mineralized wall rock. Mineralized veins intercepted by drill cores were sampled in 1.5m maximum intervals and the distances cut where warranted by apparent wallrock.

Core recoveries are determined by measuring the actual amount of core recovered versus the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. In general, the recoveries range from acceptable to excellent; although the recoveries vary somewhat from vein to vein.

Samples appear to have no apparent sampling or recovery difficulties that would affect the reliability of results. The samples appear to be representative and results of check samples show no apparent evidence of sample bias. Rocks sampled trenches, tunnels or in drill core are sulphide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulphides and they can be sampled with little difficulty.

The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

Security of Samples

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Yangtze Mining collect and split the core for sampling. No officer or director of either Silvercorp or Yangtze Mining has contact with any of these samples prior to shipment to the laboratory.

The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001:2000), located approximately 180 km southeast of the GC Mine site.

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150g then pulverizing the sample to 200 mesh. Ag, Pb and Zn in drill core samples were analyzed by aqua regia digestion and AAS. The prepared sample is digested in aqua regia (HNO3-HCl). After cooling, the resulting solution is diluted with de-ionized water, mixed and then analysed by inductively coupled plasma-atomic emission spectrometry (ICP-AES). Detection ranges for this method are set out Table 18 below:

Table 18 Detection Limits, Aqua Regia / AAS

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	g/t	1	1500
Lead	Pb	%	0.01	20
Zinc	Zn	%	0.01	60

Soil samples were analysed by aqua regia digestion and ME-ICP.

Tin was analysed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.

Check samples including field duplicates and sample rejects are routinely sent to Laboratory of the Henan Institute of Geological Survey (the “Henan Laboratory”), located in Zhengzhou, Henan Province, Central China. In the Henan Laboratory, lead, zinc, tin, and silver are all analysed with using AAS after a three-hour hot aqua regia digestion on a 30g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Henan Laboratory’s lower detection limits are 3 g/t for silver, 0.03% for lead and zinc.

Silvercorp’s check procedures include (a) inserting purchased standards and blanks that were prepared by Yangtze Mining in the every 40-sample batches submitted to the ALS Chemex Laboratory on a regular basis, (b) submitting duplicate pulps to the ALS Chemex Laboratory on a regular basis, (c) submitting 1/4 core samples as sample duplicates to the ALS Chemex Laboratory for every 40-sample batches, and (d) submitting duplicate pulps to an independent external lab on an intermittent basis.

A total of 62 samples were taken for bulk density measurement. The tests were done using the wax-immersion method by Guangdong Material Test Centre, a Chinese government certified lab located in Guangzhou, Guangdong, China. Samples ranged in size from 470g to 2,690g. Based on a cutoff grade of 100g/t AgEq (no recoveries included), the results of 56 samples were used to calculate the average bulk density for each vein on the GC Mine. The average bulk density is determined to be 3.57t/m3. Note that one extreme high grade sample, returning a value of 5.51 t/m3 and containing 2,793 g/t Ag, 53.04% Pb, 6.44% Zn was excluded from the overall bulk density calculation. Detailed bulk density sample data is listed in Appendix VI.

The average grades for these 56 samples are 176 g/t Ag, 1.99% Pb, and 4.47% Zn. In theory, bulk density is related positively to metal contents, especially lead and zinc. However, bulk density is sometimes high in low grade material if the pyrite content is high and it is noted that the GC deposit is rich in pyrite.

Mineral Resource and Mineral Reserve Estimates

The mineral resource categories used the GC Report are those established by the CIM in the CIM Standards as adopted by the CIM Council dated December 2005.

Mineralization in the GC Mine consists of narrow vein type deposits which occur as discrete planes of variable grade and variable thickness. The resources were outlined using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Qiang, Chief Geologist of Yangtze, and Mr. Myles J. Gao, P.Geo, President & Chief Operating Officer of Silvercorp, who is a non-independent Qualified Person, as defined by NI 43-101. B O’Connor of AMC was the independent qualified person previously responsible for the mineral resource estimates. Subsequent to the completion of the GC Report, B O’Connor left AMC, and P. R. Stephenson is the independent qualified person currently responsible for the mineral resource estimates included herein. He has reviewed Silvercorp’s methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice, subject to a qualification with respect to use of the polygonal method. Although this is a common estimation method in China and its use by Silvercorp therefore accords with common industry practice in that country, the technique tends to produce estimates that are higher in grade and lower in tonnage than methods in common use in Canada, such as kriging or inverse distance weighting, however the responsible independent qualified persons are satisfied that other methods would not likely produce material differences and that the current resource estimates are of acceptable quality.

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in the GC Report:

  A polygonal block model was used in this resource estimation.

  The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections is taken from 1:2,000 topographic map.

  Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

  Sulphide resources are estimated using only the assays obtained from drilling and historical tunnelling. A small portion of samples (41 assays) from 17 surface trenches were used for the oxide block resource estimates. Channel samples from tunnels were taken by GIGS from 2003 to 2005. Yangtze Mining performed a check by re-sampling the channels and found the GIGS results were reliable.

  The minimum cut-off thickness used for mineralization is 0.20m. Although this is relatively narrow, the resue mining method employed by Silvercorp at the mine makes it feasible to extract veins of this thickness. Also, only around 5% of resource blocks have a thickness between 0.2m and 0,3m (the mineral reserve minimum mining width and Silvercorp has experience at mining to such widths).

  The veins are polymetallic containing several payable metals. Although contents of each of the payable metals are separately reported in the resource estimations, Silvercorp uses a “recovered equivalent-silver” (AgEq Recovered) value to assess and compare the vein resources. The formula and metal prices / metallurgical recoveries used are the same as those used for the mineral reserves and are shown in Section 15.3 of the GC Report.

  Potentially payable tin and sulphur concentrates have not been included in the silver equivalent calculation.

  Refinery costs have not been included in the silver equivalent calculation.

  Metal prices used in the GC Report are the median prices from selected technical reports on similar deposit types filed on SEDAR between November 2008 and April 2009.

A top-cut has been applied to silver, zinc, and lead assays. Values of the top-cuts for each of the veins and commodities are listed in Table 19.

Table 19 Top-cuts of different veins

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V2	968	10.94	22.30	1	2	0
V2-0	660	9.96	18.89	0	1	0
V2-1	697	3.59	9.93	1	0	0
V2-2	421	5.92	18.03	1	0	0
V3	1318	40.30	36.56	1	0	0
V4	1444	6.49	14.43	0	0	0
V5	1453	8.28	21.53	0	0	0
V5-1	472	3.49	14.03	0	0	1
V6	840	5.32	19.17	1	0	1
V6-0	1123	11.80	15.33	0	0	0
V7	419	6.71	20.88	0	1	0
V7-0	678	5.56	21.93	0	1	0
V7-1	483	5.42	16.75	1	0	0
V8	669	14.88	4.25	0	0	0
V8-0	3329	0.78	1.85	0	0	0
V8-1	1314	5.13	3.33	0	0	0
V9	675	7.54	23.91	0	0	0
V9-0	353	12.89	17.50	0	0	0
V9-1	927	14.30	25.74	0	0	0
V10	1116	10.77	8.34	0	0	1
V10-1	475	7.29	44.44	1	2	0
V11	790	5.66	20.17	0	0	0
V13	781	5.84	13.83	0	0	0
V14	472	19.51	9.37	0	0	0
V15	396	3.53	4.69	0	0	0
V15-1	2107	12.32	12.88	0	0	0
Total				7	7	3

  No dilution has been applied with the exception of the 11 individual resource block occurrences below 0.20m in horizontal width in the dataset used for the resource estimate. Those 11 occurrences were diluted at zero grade to 0.20m in horizontal width.

  Any interpolations are based upon vein thickness and grade.

The wall rock surrounding the veins is in sharp contact with the veins and commonly silicified.

  The data and methods employed are adequate to allow resources to be categorized as Measured, Indicated and Inferred.

  Resource blocks categorized as “Measured” are defined by assays from tunnel samples on vein and drill holes samples. These blocks are projected up to 25m above and below a given tunnel where warranted, and along strike from a given tunnel intersection or projected from a drill hole intercept within 50m of a tunnel sample.

  Resource blocks categorized as “Indicated” begin either above or below a Measured Resource block or are projected from a drill intercept. For blocks projected from the Measured Resource blocks, the distances are not greater than 50m. For blocks projected from drill holes, the distances are not greater than 50m to 60m. Block boundaries are defined as the midpoint between drill holes.

  Resource blocks categorized as “Inferred” use grades and thicknesses derived from the average of all the Measured and Indicated blocks along the vein. For veins intersected by deep holes, the Inferred Resource blocks are projected 100m down-dip from the Indicated blocks.

Resource Estimates

The Ag-Zn-Pb metals are reported separately in the resource estimates (see Table 20). The resources at a cut-off grade of 150 AgEq Recovered are also shown to enable a comparison with the June 2009 resources (see Table 6.5 in Section 6 in the GC Report). The reduction in cut-off grade from 150 g/t to 100 g/t AgEq Recovered arises from the application of updated metal prices and metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported on a 100% basis.

Table 20 Mineral Resources at 100g/t and 150 g/t Recovered Silver Equivalent Cut-off Grades

Measured Resources and Indicated Resources	Tonnes	Ag (g)	Pb %	Zn %
100g/t Recovered AgEq Cut-off	7,632,000	122	1.32	3.08
150g/t Recovered AgEq Cut-off	5,812,400	144	1.50	3.50

Rounding of some figures may lead to minor discrepancies in some totals

The estimated mineral resources for the 26 veins of the GC Mine are summarized in the following Table 21 using the 100 g/t AgEq Recovered cut-off. Note the subtotals have been rounded and may not sum to the totals due to the rounding. Mineral resources are reported on a 100% basis.

Table 21 Mineral Resources 100g/t Recovered Silver Equivalent Cut-off Grade

Resource Classification	Tonnes		Grade		Contained Metal
		Ag (g/t)	Pb %	Zn %	Ag (kg)	Pb (t)	Zn (t)
Measured	592,800	230	1.41	3.33	136,600	8,400	19,800
Indicated	7,038,700	113	1.31	3.06	797,700	92,500	215,500
Total	7,631,500	122	1.32	3.08	934,300	100,900	235,300
Inferred	7,959,800	123	1.41	2.66	976,800	112,500	211,900

Metal prices used: silver US$18.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb

Inclusive of resources converted to mineral reserves
Lower cut-off grade, 100 g/t AgEq Recovered
Rounding of some figures may lead to minor discrepancies in some totals

The differences between the 2011 mineral resources and the 2009 mineral resources are due to updated metal prices and metallurgical recoveries and to a lower cut-off grade in 2011.

Mineral Reserve Estimates

The mineral reserve estimates are the conversion of the mineral resource estimates above a nominated cut-off of 135 g/t Ag Eq Recovered after applying mining modifying factors such as dilution and losses.

Mineral reserve estimates are based on employing highly-selective stoping methods.

The resource footprint area is approximately 1.2km west-east and 0.6km south-north.

Mr. P. Mokos of AMC is the independent Qualified Person responsible for the mineral reserves estimates.

Resource Extraction Limits

The underground lease boundary limit for regulatory resource extraction is summarized in Table 22 and is valid for a 30 year term. AMC’s review confirms the mine design is well within the underground extraction limits. The surface mining-lease rights boundaries are negotiated with the various land owners and Silvercorp surface plans show these to cover the appropriate mining areas.

Table 22 Resource Extraction Boundary Limits

Boundary Point	Easting	Northing
1	2,536,958.82	37,591,830.45
2	2,536,977.34	37,594,822.59
3	2,535,131.42	37,594,834.19
4	2,535,112.90	37,591,841.69
Depth	-540 mRL

A.	Cut-off

The mineral reserve has been estimated using a 135 g/t AgEq Recovered cut-off grade, which is equivalent to the operating breakeven. The basis for this is summarized in Table 23. The cut-off used is specified by the following.

Cut-off grade AgEq (g/t)	= (mining cost
+ milling cost
+ sustaining capital
+ environmental cost
+ G&A cost + selling cost) / (Ag recovery * Ag price)

Table 23 Mineral Reserve Cut-off Estimate

Cut-off Estimate	Unit	Unit Value
Foreign Exchange Rate	RMB:US$	6.35

Cut-off Estimate	Unit	Unit Value
Contract Development Cost	US$/t-ore	12.13
Contract Stoping Cost	US$/t-ore	7.04
Silvercorp Mine Labour Cost	US$/t-ore	2.04
Mine Sustaining Capital Cost	US$/t-ore	0.52
Process Cost	US$/t-ore	17.83
Process Sustaining Capital Cost	US$/t-ore	0.72
Tailings & Environmental Cost	US$/t-ore	0.50
G&A and Product Selling Cost	US$/t-ore	8.32
Total Costs	US$/t-ore	49.10

Ag Metal Price	US$/oz	18.00
Ag Metal Price	US$/gm	0.58
Ag Recovery (payable)%		62.78
Revenue (after recovery)	US$/gm	0.36
AgEq Cut-off (recovered)	AgEq	135.1

Note: ^ For equipment replacement and/or refurbishment cost only.

Vein development that occurs within the mineral reserve is subjected to 45 g/t AgEq Recovered cut-off to categorize the vein development as either vein ore or vein waste. Vein waste is assigned zero grade. The development cut-off is based on RMB113.56/t-ore process cost, US$12.00/oz silver metal and RMB to US$ exchange rate of 6.45 to 1.00 (February 2011 assumptions).

The derivation for the AgEq Recovered is described in the following.

AgEq Recovered = {Ag (g/t) * Ag ($/gm) * Ag (Rec%)} / Ag ($/gm) + {Pb (%) * Pb ($/lb) * Pb (Rec%) * 22.0462} / Ag ($/gm) + {Zn (%) * Zn ($/lb) * Zn (Rec%) * 22.0462} / Ag ($/gm)

The metal prices used for the AgEq Recovered grade estimate are:

  Ag – US$18.00/troy oz

  Pb – US$1.00/lb

  Zn – US$1.00/lb

The recoveries used for the AgEq Recovered cut-off are:

  Ag – 62.78%

  Pb – 84.57%

  Zn – 88.42%

The unit conversions used are:

  1 troy oz = 31.1035 gm

  1 tonne = 2204.62 lb

  1 US$ = 6.45 RMB

Bulk Density

Resource estimates use a bulk density of 3.57t/m3 which is assumed constant for all veins and areas and is also assumed to not be oxidized. AMC notes that the grade and relative distribution of the three key payable elements; Ag, Pb and Zn, can vary significantly (>10%) from vein to vein, but does not consider the potential impact of varying grade on density to be material (<5%) on the resource tonnage estimates. Waste density is 2.64t/m3.

Mine Dilution and Losses

The minimum stoping extraction and mining widths are:

  Shrinkage stoping is 0.8m vein extraction and 0.8m mining width

  Resue stoping is 0.3m vein extraction and 0.8m mining width

AMC’s review of dilution, operational losses and mining width is summarized by mine method in Table 24:

Table 24 Mine Width, Dilution and Recovery by Stope Method

Mine Method	Shrinkage	Resue
Mine Width (m) ^	4.0	0.8
Mine Dilution (%)	10.3	25.0
Mine Recovery (%)	90.0	88.1

  Note: ^ Average for life-of-mine.

Minimum stoping extraction widths are 0.3m and 0.8m respectively for resuing and shrinkage; minimum mining widths are 0.8 m for both methods. Unplanned dilution has been applied to the actual extraction width for resuing (resource grades already factored to 0.3m minimum mining width) and to the greater of 0.8m or actual mining width for shrinkage.

AMC makes the following comments regards GC Mine recovery estimates:

  Parts of the stope access pillars (Shrinkage and Resue stopes) are considered by GC to be recoverable but AMC believes this may not be practical to achieve due to adjacent void or adjacent rock fill (Shrinkage and Resue respectively).

  AMC estimates the semi-mechanized shrinkage stopes in Stage 1 (using LHD mucking units) will have marginally higher mine losses relative to the conventional shrinkage stopes in Stage 2 (using rail mounted over-throw units). This is due to larger draw point rib pillars to accommodate the larger development profile for LHD mucking (with larger operational clearance requirements) and hence larger ore cones between the drawpoints along the sill alignment which are assumed not recovered (without remote loader capability and/or due to stope wall fall-off dilution).

  The stope designs assume a 3-5m height (apparent vertical) crown pillar is left in situ for regional stability purposes and for down-dip dilution control. AMC considers this to be a fair allowance based on the average mine widths for each stoping method.

AMC however does not consider the above mine recovery issues to be material regards the stoping inventory estimates, representing less than approximately 3% impact on the stoping tonnage.

Mineral Reserve Estimate

Table 25 summarizes the mineral reserve estimate from the scheduled mine plan. Mineral reserves are reported on a 100% basis. Approximately 10% of the mineral reserve estimate is categorized as Proven and approximately 88% is categorized as stope extraction with the remainder being development extraction.

The conversion of mineral resource to mineral reserve is described in the following.

Mineral Reserve = {Mineral Resource x Recovery %} / {1 + Dilution %}

Table 25 Mineral Reserve Summary at January 2012

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (kg)	Pb (t)	Zn (t)	AgEq (g/t)*	Percent by Tonnes
By Reserve Category
Proven	463,976	199	1.12	3.18	92,315	5,183	14,753	268	10%
Probable	4,285,689	113	1.33	2.93	482,432	56,906	125,481	212	90%
Proven + Probable #	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Level
+50mRL	716,614	136	1.28	2.74	97,261	9,165	19,638	219	15%
0mRL	889,408	126	1.22	3.04	111,706	10,824	27,039	220	19%
-50mRL	877,557	128	1.11	2.68	112,259	9,786	23,486	206	18%
-100mRL	588,095	97	1.19	2.45	57,046	7,018	14,405	182	12%
-150mRL	452,724	119	1.58	2.85	54,009	7,171	12,902	222	10%
-200mRL	491,922	122	1.66	3.65	60,112	8,148	17,970	253	10%
-250mRL	359,349	119	1.51	3.40	42,767	5,407	12,217	238	8%
-300mRL	373,996	106	1.22	3.36	39,587	4,570	12,577	219	8%
All Levels	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Vein
V2	2,389,960	144	1.32	3.20	343,420	31,477	76,506	240	50.3%
V2-0	104,348	104	2.05	2.40	10,809	2,143	2,501	212	2.2%
V2-1	255,518	98	0.74	2.23	25,028	1,889	5,710	161	5.4%
V2-2	104,776	59	1.49	4.39	6,209	1,558	4,600	233	2.2%
V5	71,210	99	0.76	2.79	7,077	543	1,984	181	1.5%
V5-1	40,876	126	0.99	2.98	5,133	403	1,220	211	0.9%
V6	88,584	72	1.58	2.39	6,409	1,404	2,114	177	1.9%
V6-0	182,969	183	2.09	2.04	33,399	3,827	3,728	251	3.9%
V7	285,166	52	0.88	3.44	14,723	2,505	9,816	177	6.0%
V7-0	172,733	63	0.60	2.91	10,892	1,034	5,026	157	3.6%
V7-1	131,039	103	0.83	2.62	13,499	1,087	3,438	180	2.8%

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag (kg)	Pb (t)	Zn (t)	AgEq (g/t)*	Percent by Tonnes

V8	44,932	88	2.90	1.00	3,934	1,304	449	182	0.9%
V8-0	12,288	293	0.07	0.16	3,596	8	20	191	0.3%
V9	313,307	77	1.15	2.62	23,984	3,611	8,212	173	6.6%
V9-0	46,439	127	3.32	2.75	5,875	1,542	1,278	279	1.0%
V9-1	90,093	84	1.27	3.36	7,549	1,141	3,028	207	1.9%
V10	177,804	223	2.26	2.22	39,691	4,022	3,953	288	3.7%
V10-1	76,387	45	0.87	4.43	3,436	664	3,383	205	1.6%
V11	30,338	17	0.39	4.00	506	117	1,213	158	0.6%
V13	80,846	84	0.79	1.86	6,779	639	1,507	141	1.7%
V14	50,052	56	2.34	1.09	2,799	1,171	548	147	1.1%
All Veins	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Stope
Method
Shrinkage	4,295,122	125	1.33	2.97	537,829	56,917	127,455	221	90%
Resuing	454,543	81	1.14	2.81	36,918	5,172	12,779	182	10%
All Methods	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%

Notes:

1)	AgEq (g/t) is the recovered silver equivalent. * 135g/t AgEq cut-off for Stope Reserves & 45g/t AgEq for Development Reserves.
2)	Rounding of some figures may lead to minor discrepancies in some totals

Mining Operations

As set out in the GC Report, mining will be conducted in two stages. The stages are generally subdivided as follows:

1.	Stage 1 - +100 mRL to -50 mRL between local Mine Sections 10 to 36 for development and 12 to 32 for production. West side of project.

2.	Stage 2 - +100 mRL to -50 mRL between Mine Sections 36 to 54 for development and 32 to 54 for production. For -50m RL to -300 mRL between Mine Sections 12 to 50 for both development and production.

Stage 1 targets fast-tracking the project into production and is developed by mobile rubber-tired diesel-powered equipment (development jumbo, loader and truck) with surface decline access down to -50 mRL. Stage 2 is developed using conventional tracked equipment (electric locomotive, rail cars, electric rocker shovels and pneumatic hand held drills) with shaft access from -50mRL down to -300 mRL. Selective stoping methods such as Shrinkage and Resue are employed with stope production drilling conducted with pneumatic jackleg drilling. In-stope rock movement will be by gravity to draw points or hand-carting to steel lined passes.

Stage 1 production mucking uses load-haul-dump loaders (LHD) with trucks hauling ore to the surface ROM stockpile. Ore is re-handled from the ROM stockpile to the primary crusher feed bin using a ROM front-end-loader (FEL). Stage 2 production mucking uses electric-powered over-throw rail loaders with rail cars and electric locomotives transporting ore to the Main Shaft ore pass. Ore is skip hoisted to surface and conveyed to the surface crusher feed bin.

Production Rate

Mine operations will be conducted 365 days of the year but mine production is scheduled on the basis of 330 days per year at approximately 1,500 t/d for approximately 496 ktpa for the first eight years, rising to approximately 1,570 t/d for approximately 518 ktpa for the last four years. The production life is estimated to be 12 years.

Production is expected to be approximately 80 tonnes per day per stope for Shrinkage stopes and 75 tonnes per day per stope for Resue stopes with production per level capped at approximately 25% of the available stopes and up to 20 stopes concurrently over all active levels.

The production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assumes a balance of wide and narrow vein stopes (generally Shrinkage and Resue respectively).

AMC’s high-level review indicates a mineral resource endowment of 12,829 tonnes per vertical metre equating to a vertical advance rate of approximately 42m per year which is within industry performance for like operations.

Mining Methods

Shrinkage stoping and Resue stoping will be the methods employed. To confirm AMC’s understanding of Silvercorp’s application of the stoping methods and also their suitability for the GC Mine environment, AMC observed the application of these stoping methods at Silvercorp’s SGX Mine operation during May 2011. The SGX Mine is located in Luoning County, in the Henan Province, about 10km South-East of Xiayu and about 60km South-East of Luoning.

Mine Development

The GC Mine design is based on the mineral resources above a 150 g/t AgEq Recovered with the addition of vein exploration development (which in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the mineral resource categorization. Vein exploration development is reported as development waste and assigned zero grade irrespective of its resource grade. Vein exploration development represents approximately 51% of the total 44.7km of vein development in the mine plan.

The mine levels are placed at 50m vertical intervals. Levels will be graded at 0.3% from either the Ramp or Main Shaft access however the mine design provided does not incorporate this feature. AMC does not consider this to be material with respect to estimates for development quantities.

The Hashui Creek diversion tunnel will be developed concurrently from both ends and will be completed early in Stage 1 prior to production commencing.

Market Studies and Contracts

With respect to copper, testwork has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material issue for concentrate quality.

In the case of zinc, this is an issue of economic optimization with current silver prices indicating that a lower lead grade (35-40% Pb) concentrate (with higher zinc and silver levels) should be targeted to maximize payable silver recovery to the lead concentrate. This should not pose a problem with concentrate marketing.

With respect to the lead and zinc concentrates, AMC has also been advised that the renewed smelter contracts allow up to 1% As before penalties apply which allays AMC’s previous concerns about their marketability.

Smelter Contracts

Initial sales contracts were in place for the lead and pyrite concentrates with Jinan Wanyang Smelting (Group) Co., Ltd and for the zinc concentrate with Henan Yuguang Zinc Industry Co., Ltd. AMC has been advised by Silvercorp that all three contracts have been renewed with a three year term to December 31, 2014, with identical terms to the initial ones apart from the arsenic penalties. All three contracts have freight and related expenses to the smelting company’s account.

Economic Analysis

The economic analysis in this section is based on the following key assumptions:

  The mine production schedule developed in Section 16 of the GC Report quickly ramps up to around 500,000 tpa.

  The subsequent mill production schedule to match mine output at a nominal 500,000 tpa throughput rate with generous ROM stockpile allowances in the early years to handle any mine development delays and still protect the metal outputs

  Mine development and mill construction take place during 2011 - 2012 with commercial production in 2013. The absolute dates will require adjustment but the relative timing remains valid.

  Recoveries as detailed in Section 13 in the GC Report, and set out below:

    Ag (to lead concentrate only, not payable in zinc concentrate): 62.8%

    Pb: 84.7%

    Zn: 88.2%

    S: 61.3%

  Metal prices as set out in Table 26.

Table 26 Metal Prices

	2012	2013	2014	2015	After 2015
Silver (US$/oz)	40.00	30.00	25.00	18.00	18.00
Lead (US$/lb)	1.11	1.16	1.14	1.15	1.00
Zinc (US$/lb)	1.05	1.12	1.11	1.15	1.00

  Foreign exchange rate was set at the November 2011 value of USD:RMB of 6.35 (Silvercorp had previously advised 6.50 but AMC has updated this with the most recent value in line with the gradually appreciating trend)

  Capital and operating costs as estimated in Section 21 of the GC Report.

Key Metrics

Table 27 shows the critical input and output metrics for the GC Mine including the annual production schedule and the estimated cash flow and key pre-tax economic parameters.

Table 27 Project Production Schedule and Cash Flow (Pre-Tax)

Base Case		Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Mine Output
	T	4,749,665	0	91,799	484,547	472,387	395,153	487,570	524,317	525,385	525,005	526,510	520,672	196,319
Mill Feed
	T	4,749,665			450,000	475,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	324,665
	Ag/g/t	121			163	152	124	110	121	120	112	110	99	94
	%Pb	1.31			1.00	1.15	1.31	1.42	1.50	1.35	1.38	1.31	1.36	1.22
	%Zn	2.95			2.96	2.86	2.62	3.02	3.08	2.76	3.25	3.03	2.97	2.98
(notional)	%S	9.13			9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13
Concentrate Production
Pb Conc	T	113,404			8245	9979	11942	12973	13692	12315	12581	11962	12460	7255
	Ag g/t				5586	4555	3257	2673	2782	3054	2802	2886	2492	2644
Ag % payable					92.0	91.5	90.0	89.5	89.5	90.0	89.5	89.5	89.0	89.5
	% Pb				46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35
	% Zn				12.5	10.5	8.5	9.0	8.7	8.7	10.0	9.8	9.2	10.3
Zn Conc	T	252,760			24027	24503	23657	27206	27756	24834	29285	27292	26754	17446
	% Pb				0.70	0.83	1.03	0.97	1.01	1.01	0.88	0.90	0.95	0.85
	% Zn				48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95
Py Conc	T	625,276			59241	62532	65823	65823	65823	65823	65823	65823	65823	42741
	%S				42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52
Recovered Metals
	koz Ag	11,600			1481	1462	1251	1115	1225	1209	1133	1110	998	617
	T Pb	52,563			3822	4625	5535	6013	6346	5708	5831	5544	5775	3363
	T Zn	123,726			11761	11994	11580	13317	13587	12156	14335	13360	13096	8540
	T S	265,867			25189	26589	27988	27988	27988	27988	27988	27988	27988	18173

Continued on next page

Base Case		Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Revenue
(US$000)	Ag	186,010			35540	29072	17618	15616	17157	17035	15879	15550	13904	8641
	Pb	89,655			7399	8778	10611	9798	10341	9301	9502	9034	9411	5479
	Zn	157,650			16878	16982	17283	16047	16371	14648	17273	16098	15780	10290
	S	12,449			1179	1245	1310	1310	1310	1310	1310	1310	1310	851
	Total	445,764			60996	56077	46822	42772	45179	42294	43965	41993	40405	25261
Operating Costs US$000
Mine		72,150	All Operating Costs Capitalized		9022	5969	6138	7881	8586	8658	9148	7622	7519	1608
Mill		79,530			6745	7245	7771	7981	8198	8421	8650	8887	9133	6499
Other		40,682			4833	4321	4152	3811	3964	4073	4368	4018	3883	3260
Taxes		16,493			2257	2075	1732	1583	1672	1565	1627	1554	1495	935
Total Costs (US$M000)		208,855			22857	19609	19793	21255	22419	22717	23792	22080	22030	12302
Operating Cash Flow (US$000)		236,909	0	0	38139	36468	27029	21516	22760	19577	20172	19913	18376	12959
Capital Costs US$000
Total Capital		92,673	5,639	61,713	11,839	5,071	2,986	1,991	2,622	1,688	1,657	2,230	847	-5,610
Project Cash Flow (US$000)		144,236	-5639	-61713	26300	31397	24043	19525	20138	17889	18516	17682	17529	18569
Cumulative Cash Flow			-5639	-67352	-41052	-9655	14387	33913	54051	71940	90455	108138	125667	144236

NPV (8%)		$73,712.36
IRR		32.74%
Project
Payback yrs		2.40

Note that the Base Case pre-tax economic model shows an NPV of $73.7M using a discount factor of 8%, considered by AMC to be a typical discount factor for a base-metals project. The IRR is 33% and the payback period is 2.4 years.

Taxes and Royalties

Metal prices originally supplied by Silvercorp were net of VAT (17% gross partially offset with a nominal 2% credit for goods purchased) and this has been retained in the economic analysis.

A City Tax equivalent to 10% of the VAT has been applied. A Resource Compensation tax of 2% of revenue (after VAT) has been applied; equivalent to a royalty.

No additional income or corporate taxes have been applied and therefore no depreciation schedule has been developed.

Cash Flow Forecast

As set out in the GC Report, the weighted average economic returns for the GC Mine are estimated to be:

  NPV (at 8% discount)                                                  $52.950M

  IRR(%)                                                                           28%·

  Payback (years)                                                            3.3

These probability-weighted average metrics are positive and demonstrate that the project is robust in the face of the possible scenarios that typically impact on a mining operation.

Exploration and Development

As set out in the GC Report, the following tasks are planned: (stated costs are estimated for those recommendations not covered by operational activities).

  Undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations

  Collect additional detailed geotechnical data for mining purposes

  Undertake geotechnical investigations of proposed shaft locations

  Undertake further hydrogeological assessments. Estimated cost $75,000.

  Undertake further investigation of in situ stresses to confirm assumptions made in the mine design and stability assessments.

  Install an additional 600kW of grinding power to address the under-sizing of the comminution circuit. Estimated cost $500,000 installed and this has already been included in the capital cost estimate as it is deemed essential.

  Give consideration to a small increase in lead cleaner and filtration capacity to allow for optimization of silver recovery to payable lead concentrates. Estimated cost $100,000 and this has not been included in the capital cost estimate as further validation is required.

  Double the tailings filtration capacity. Estimated cost $580,000 and this has been included in the capital cost estimate as it is also deemed essential.

  Undertake additional testwork of tailings properties and suitability for dry stacking. Estimated cost $34,000.

  Undertake further TMF site investigations. Estimated cost $50,000.

  Reassess the factor of TMF safety calculations using standard industry practice finite element numerical modeling

  Prepare a more detailed water balance for the TMF on a month-by-month basis.

  Provide emergency backup power for essential critical services such as man cage, mine ventilation, mine dewatering pumps and thickeners. Estimated cost $800,000.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS

The Company declared its first annual dividend of C$0.05 per share in 2007. In 2008, the Company increased the dividend to C$0.02 per share per quarter, (C$0.08 annually). On November 9, 2011 the Company announced it was increasing its dividend to $0.025 per quarter ($C0.10 annually) which has been paid quarterly since that date and through Fiscal 2013. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company’s cash generating capabilities. The declaration and amount of any future dividends will be at the discretion of the Company’s directors.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 170,781,058 Common Shares were issued and outstanding as of June 27, 2013. A further 4,928,969 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of June 27, 2013.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors, out of available funds. There are no indentures or agreements limiting the payment of dividends.

Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66 2/3% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under its Stock Option Plan, the Company may grant options to purchase up to 10% of the issued and outstanding Common Shares outstanding from time to time, to directors, officers, employees and consultants. As of June 20, 2013, the Company has stock options outstanding to purchase 4,878,969 Common Shares at exercise prices from C$2.65 to C$14.96 per share and term of five years, with the last options expiring on June 2, 2018.

Shareholders Rights Plan

At the Company’s annual general meeting held on September 26, 2008, its shareholders adopted a shareholders’ rights plan (the “Rights Plan”) dated August 11, 2008. The Rights Plan was reconfirmed by Company shareholders on September 23, 2011. To remain in full force and effect, the Rights Plan has a term of three years and must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of voting shares who vote in respect of such reconfirmation at the annual general meeting of the Company held in 2014, and at every third annual meeting of the Company thereafter, unless the rights are earlier redeemed or exchanged.

The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by applicable securities laws, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The initial issuance of the rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SVM”. The Company’s shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009.

Standard & Poors Canadian Index operations also added the Company’s Common Shares to the S&P/TSX Composite Index effective December 18, 2006 and to the S&P/TSX Global Gold Index and the S&P/TSX Global Mining Index effective June 12, 2007.

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2013	4.21	3.47	4.04	181,600
February 2013	4.48	3.67	3.80	159,500
January 2013	5.25	4.02	4.35	291,300
December 2012	5.61	4.92	5.10	225,200
November 2012	6.26	5.18	5.48	194,500
October 2012	6.55	5.56	6.19	244,100
September 2012	6.65	5.74	6.38	348,700
August 2012	6.11	4.90	5.80	251,300
July 2012	6.07	5.04	5.34	154,800
June 2012	6.94	5.34	5.64	312,900
May 2012	7.02	4.92	6.30	368,100
April 2012	7.08	6.17	6.68	338,800

The following table sets forth the high, low and month or period-end closing prices and average trading volume for the Common Shares on the NYSE for the periods indicated (stated in US dollars):

Date	High	Low	Close	Volume
March 2013	4.12	3.37	3.93	1,749,800
February 2013	4.50	3.60	3.68	1,174,300
January 2013	5.34	4.01	4.33	1,562,600
December 2012	5.66	4.90	5.12	1,453,300

Date	High	Low	Close	Volume
November 2012	6.29	5.15	5.50	1,130,200
October 2012	6.69	5.67	6.22	1,332,600
September 2012	6.86	5.83	6.48	1,699,700
August 2012	6.17	4.90	5.88	1,461,400
July 2012	6.00	4.93	5.33	900,500
June 2012	6.73	5.15	5.53	1,481,400
May 2012	7.10	4.89	6.06	1,759,800
April 2012	7.14	6.22	6.93	1,310,600

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS & OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this AIF.

			Date of	Common
Name and	Current		Appointment as a	Shares
Municipality	Positions and	Principal Occupations During the Last	Director or	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Officer	Owned(3)
Rui Feng West Vancouver, BC, Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; appointed President of New Pacific Metals Corp. since May 2010 and Director of New Pacific Metals Corp. since May 2004.	September 4, 2003	4,169,500
Myles Jianguo Gao, Vancouver, BC, Canada	President and Director	President and COO of the Company since March 2003.	November 14, 2002	803,713
Shaoyang Shen Toronto, ON Canada	COO	Senior Analyst / Accountant at Grant Thornton LLP from October 2005 to December 2007; Accountant at Bennett Gold LLP from November 2004 to October 2005.	January 1, 2008	10,033

			Date of	Common
Name and	Current		Appointment as a	Shares
Municipality	Positions and	Principal Occupations During the Last	Director or	Beneficially
of Residence(1)	Offices Held	Five Years(1)	Officer	Owned(3)
Meng (Maria) Tang Burnaby, BC Canada	Chief Financial Officer	Prior to joining the Company, Ms. Tang had five years audit experience, most recently with Ernst & Young LLP, where she focused on public company audits with China operations and was in charge of Sarbanes-Oxley audits for US public companies.	October 1, 2008	12,200
Peter Torn Vancouver, BC Canada	Corporate Secretary and General Counsel	Corporate Secretary. Current legal counsel of the New Pacific Metals Corp. Former associate at Lang Michener LLP and Parlee Mclaws LLP.	November 8, 2012	0
S. Paul Simpson(4)(5) Vancouver, BC, Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	648,005
Earl Drake(2)(4) Vancouver, BC Canada	Director	Vice Chairman Emeritus of the Canada China Business Council; former Project Director of the China Council on Environment & Development; and Honorary Professor in Residence at University of British Columbia. Prior to settling in Vancouver, Mr. Drake spent many years abroad as Canadian Ambassador to China and Indonesia, Executive Director at the World Bank in Washington and as Canadian diplomat at the OECD in Paris and embassies in Malaysia and Pakistan.	July 24, 2006	16,899
David Kong (2) Vancouver, BC, Canada	Director	From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., IDM International Limited , Hana Mining Ltd., Uranium Energy Corp., and Brazil Resources Inc.	November 24, 2011	46,000
Yikang Liu (4)(5) Beijing, China	Director	Past Deputy Secretary General of China Mining Association;	July 24, 2006	134,500
Robert Gayton(2)(5) West Vancouver, BC, Canada	Director	Director of each of Nevsun Resources Ltd., Amerigo Resources Ltd., B2Gold Corp., Eastern Platinum Ltd., LNG Energy Ltd., Western Copper and Gold Inc.	September 30, 2008	4,500
Total				5,845,350

Notes:

(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.

(2)	Member of Audit Committee.

(3)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof.

(4)	Member of Corporate Governance Committee.

(5)	Member of Compensation Committee

The term of office of each of the directors expires at the next annual general meeting of shareholders.

As of the date hereof, all of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 5,845,350 Common Shares representing 3.4% of Common Shares issued and outstanding as of June 20, 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, as at the date of this AIF and within the 10 years before the date of this AIF, no director, executive officer or a shareholder holding sufficient number of securities of the Company to materially affect control of the Company,

(a)	is or has been a director or executive officer of any company (including the Company), that:

1.

while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

2.

that after that person ceased to be a director or executive officer, was subject to an order which resulted from an event that occurred while that person was acting in the capacity as director or executive officer that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

3.

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

4.

has within 10 years before the date of the AIF became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

(b)

No director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(c)

any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Paul Simpson was the Corporate Secretary of Salmon River Resources Ltd., a company listed on the TSX-V, which was the subject of a cease trade order of the Alberta Securities Commission issued on December 2, 2003 for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements were filed in February 2004, and the cease trade order subsequently lifted.

Mr. Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission on September 30, 2003, and by the Alberta Securities Commission on October 31, 2003, for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Robert Gayton, and Earl Drake, all of whom are considered independent pursuant to National Instrument 52-110 – Audit Committees. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the 2013 Annual General Meeting.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and a partner at Ernst & Young LLP from 2005 to 2010. Currently, Mr. Kong is a director of New Pacific Metals Corp., Hana Mining Ltd., IDM International Limited, Uranium Energy Corp., and Brazil Resources Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Robert Gayton, Director

Dr. Gayton graduated from the University of British Columbia (“UBC”) in 1962 with a Bachelor of Commerce and in 1964 earned the Chartered Accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at UBC in 1965 beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, providing audit and consulting services to private and public company clients for 11 years. He has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He was CFO of Western Silver Corporation from 1996 to 2004 and was a director of Western Silver Corporation (2004-2005), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (2000-2007), each of which were “taken over”. Mr. Gayton is currently a director Nevsun Resources Ltd., Amerigo Resources Ltd., B2Gold Corp., Eastern Platinum Ltd., LNG Energy Ltd., Western Copper and Gold Inc.

Earl Drake, Director

Mr. Drake is Vice Chairman Emeritus of the Canada China Business Council; former Project Director of the China Council on Environment & Development; and Honorary Professor in Residence at University of British Columbia. Prior to settling in Vancouver, Mr. Drake spent many years abroad as Canadian Ambassador to China and Indonesia, Executive Director at the World Bank in Washington and as Canadian diplomat at the OECD in Paris and embassies in Malaysia and Pakistan. In Ottawa, he served as Assistant Deputy Minister at the Department of External Affairs and Vice President at Canadian International Development Agency.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter.

External Auditor Services Fees

Our principal accountant for the year ended March 31, 2013 was Deloitte LLP and our principal accountant for the year ended March 31, 2012 was Ernst & Young LLP. The Audit Committee has

reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence. Fees (stated in Canadian dollars) paid or accrued for audit and other services provided by Deloitte LLP and Ernst & Young LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2013	Year Ended March 31, 2012
Audit Fees(1)	$898,500	$850,000
Audit-Related Fees (2)	Nil	Nil
Tax- Fees (3)	$30,525	$33,459
All Other Fees (4)	$12,500	$97,500
Total	$941,525	$980,959

Notes:

(1)

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for fiscal 2013 and fiscal 2012, or review services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Audit Fees for fiscal 2013 include $695,500 and $203,000 of fees paid or accrued to Deloitte LLP and Ernst & Young LLP, respectively. Audit Fees for fiscal 2012 represent fees paid to Ernst & Young LLP.

(2)

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above item (1).

(3)

“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. For fiscal years 2013 and 2012, tax fees were for corporate tax returns and general tax inquiries.

(4)

“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items. For fiscal year 2013, other fees represent services provided by Ernst & Young LLP. For fiscal year 2012, other fees include Ernst & Young fees related to the review of the report from KPMG Forensic Inc. (“KPMG”), commissioned by Silvercorp’s Special Committee (the “KPMG Report”) to review the allegations issued by two anonymous sources in September 2011 respecting the Company’s financial position and review of comment letters from securities regulators.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed herein, the Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

As announced on September 22, 2011 the Company filed a lawsuit in New York County Supreme Court charging defendants Chinastockwatch.com, Jerry Katz, Alfredlittle.com, Alfred Little, Simon Moore, and several “John Doe” defendants with spreading “false, defamatory and fraudulent” information about Silvercorp on the Internet and in letters to the media and regulators. Silvercorp charged that the defendants did so to drive down the price of Silvercorp’s stock in order to make their short positions in the stock more profitable. On August 17, 2012, the Company announced that the New York County Supreme Court granted motions dismissing the Company’s defamation case against all defendants. The Company disagreed with the Court’s finding and filed an appeal with the Appellate Divisions of New York Supreme Court. On March 13, 2013, in the interest of avoiding further protracted and costly litigation and in the best interests of the Company and its shareholders, the Company announced it had withdrawn its appeal.

On January 24, 2013, the Company issued a news release announcing its awareness of class action lawsuit against the Company and certain senior officers commenced on December 24, 2012, in New York by shareholders of the Company and lead class plaintiffs Charles A. Burns and Dale Hachiya, relating to alleged violations of the Securities Exchange Act of 1934 for an unspecified amount of damages. The Company believes there is no merit to the allegations set out in the class action lawsuits and has retained Latham & Watkins LLP in New York as its defence counsel and intends to pursue a vigorous defence. The Company has filed a motion to dismiss the lawsuit and the parties are in the process of making submissions for a hearing scheduled for July 16, 2013.

On May 23, 2013 the Company became aware of an action commenced pursuant to the Class Proceedings Act (Ontario) against it and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario). The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. The Company believes that there is no merit to the allegations set out in the class action lawsuit and has retained McCarthy Tétrault LLP as its defence counsel and intends to pursue a vigorous defence.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director or executive officer, insider, or any associate or affiliate of such insider or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or will materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2013, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Revised Ying Report

AMC Mining Consultants (Canada) Ltd (“AMC”) was commissioned by the Company to prepare the Revised Ying Report dated effective as of May 1, 2012 and filed April 30, 2013. The Revised Ying Report revises the previous technical report of the same title filed on June 15, 2012. The historical Ying Projects technical reports were prepared by other parties and were dated 20 May 2011, and covered the

SGX Mine, HPG and TLP/LM Mines in three separate reports. Persons who prepared, or contributed to, the Revised Ying Report are set out as follows:

Qualified Persons responsible for the preparation of Revised Ying Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of Last Site Visit	Professional Designation	Sections of Report
Mr P R Stephenson	General Manager	AMC Mining Consultants (Canada) Ltd	Yes	No visit	PGeo, BSc (Hons), FAusIMM (CP), MAIG, MCIM	1 to 12, 14, 20, 23 to 26
Mr H A Smith	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	16-19 February 2012	PEng (BC), PEng (Ontario), PEng (Alberta) MSc, BSc	15, parts of 16, 21, and 22
Mr A Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	16-19 February 2012	B.Met (Hons) Grad Dipl Professional Management, MAIG	13, 17, 19, parts of 18, 21 and 22,
Mr M Molavi	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	16-19 February 2012	PEng, M Eng, B Eng	Parts of 16, 18, 21 and 22
Other Experts who assisted the Qualified Persons
Expert	Position	Employer	Independent of Silvercorp	Visited Site	Sections of Report
Mr B O’Connor	Principal Geologist	Independent Consultant	Yes	16-21 February and 14-20 April 2012	2 to 12, part 14, 20, 23, 24
Mr J Zhang, P.Eng	Metallurgical Consultant	Self Employed	Yes	May, 2011	Parts of 13, 17 and 18
Mr A Li, P.Eng	Senior Mining Engineer	Silvercorp Metals Inc.	No	Since April, 2010	Parts of 15, 16 and 18
Dr. M Liang	Environmental Consultant	ESD China Ltd.	Yes	8-9 February, 2012	Part of 20
Mr M Gao, P.Geo	President and Chief Operating Officer	Silvercorp Metals Inc	No	Since 2004	General
Mr R Jiang, P.Geo	Vice-President, Exploration	Silvercorp Metals Inc	No	Since January 2012	5 to 11, 14

GC Report

AMC was commissioned by Silvercorp to review a report titled “Mining and Dressing Project of Gaocheng Lead-Zinc Ore in Yun’an County, Guangdong Province” prepared by the Guangdong Metallurgical & Architectural Design Institute (GMADI) in January 2011, and to prepare an independent Technical Report on the property incorporating its findings on the GMADI report. AMC prepared a previous Technical Report on the GC Mine in June 2009 titled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (AMC report number 709003). Persons who prepared, or contributed to, the GC Report are set out as follows:

Qualified Person	Position	Employer	Independent of Silvercorp?	Date of Last Site Visit	Professional Designation	Sections of Report
Mr. B O’Connor	Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	23 – 31 May 2011	PGeo, BSc MCIM	Sections 2 to 12, 14, 20, 23, 24
Mr. P Mokos	Principal Mining Geologist	AMC Mining Consultants (Canada) Ltd	Yes	23 – 31 May 2011	BSc (Eng), DipEng (Mining), MAusIMM (CP)	15, 16
Mr. A Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	23 – 31 May 2011	BSc (Hons) Grad Dipl Business Management, MAIG	13, 17, 19, 21, 22, part of 18
Mr. O Watson	Senior Geotechnical Engineer	AMC Mining Consultants (Canada) Ltd	Yes	23 – 31 May 2011	BEng (Geological) (Hons) MAusIMM (CP), MCIM	Parts of 15, 16

Mr. M Molavi	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	No visit	PEng, M Eng, B Eng	Parts of 18
Mr. P Stephenson	General Manager	AMC Mining Consultants (Canada) Ltd	Yes	No visit	PGeo, BSc (Hons), FAusIMM (CP), MAIG, MCIM	1, 25, 26
Other Experts upon whose contributions the Qualified Persons have relied
Expert	Position	Employer	Independent of Silvercorp	Visited Site	Sections of Report

Mr. B Fallaw	Senior Tailings and Backfill Consultant	AMC Consultants Pty Ltd	Yes	No visit	Part of 18
Mr. S Wyllie	Senior Mining Consultant	AMC Mining Consultants (Canada) Ltd	Yes	No visit	Parts of 15, 16

Auditor

Deloitte LLP is the auditor of Silvercorp and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Interests of Experts

Other than disclosed in this AIF, none of the independent consulting geologists and independent “Qualified Persons” named in “Item 17 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Revised Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com.Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

ITEM 19	SCHEDULE “A”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I. Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II. Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Responsibilities

The Committee shall recommend to the Board of directors: the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

The Committee must establish procedures for:

  the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V. Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.